

Sonic Environmental Solutions Inc.

The Sonoprocess™ Company



Annual Report 2004



Corporate Profile

Sonic Environmental Solutions Inc. ("Sonic") is commercializing the use of sonic energy in environmental and industrial processes, referred to as Sonoprocesses™. Our patented sonic generator has proven effective in applying sonic energy on an industrial scale, enabling new processes and greatly enhancing many conventional processes.

Sonic's initial commercial focus is on a proprietary environmental remediation Sonoprocess™ that destroys polychlorinated biphenyls (PCB) and other chlorinated organic contaminants in soils, sediments and other materials.

Sonic is based in Vancouver, Canada and is publicly traded on the TSX Venture Exchange under the symbol "SNV".

Table Of Contents



Sonoprocess™ Achievements

Organic and Inorganic Growth

2002
Sonic Publicly Listed as SNV

2002
Sonic Generator Intellectual Property Acquired

2002
German & Japanese Patents Added

2003
Acquires Contech PCB Containment Technology Inc.

2003
PCT Patent Application for PCB Sonoprocess™

2003
PCB Sonoprocess™ Demonstration Facility

2003
$7.2 Million Financing Completed

2004
PCB Sonoprocess™ Efficacy Validated in Demonstration Tests

2004
Regulatory Approval for PCB Sonoprocess™

2003
Agreement with NRCan for FBC Sonoprocess™

2004
Trade Shows in USA & Japan Attract Potential Strategic Partners

2004
Commercial PCB Sonoprocess™ Facility Engineered & Constructed

2004
First PCB Site Clean-up Contract with Juker Holdings

2004
David Coe Appointed Chairman

2004
FBC Sonoprocess™ Validated in Phase 1 Testing

2005
Full-Scale Commercial Plant Deployed

2005
Establish Marketing Partnerships in USA

2005
Establish Partnerships in Japan for On-Site Soil Remediation

2005
Validate Further Sonoprocesses for Commercial-Scale

2005
Expand with Vertically Integrated Environmental Operations

Our Mission:

To make Sonoprocesses™ the best and most sustainable solutions for our clients. In doing so, we will build a financially strong company, maximizing shareholder value, and a stimulating work environment for our employees.



Message to our Shareholders

Dear Shareholders,

2004 was an exciting year for Sonic. We experienced a major transition and achieved major milestones. During the year, we added engineering, operations, sales, financial systems, regulatory affairs and marketing capabilities to the Company and further strengthened our Board of Directors. In my letter to you last year, we set the following outlook:

- Completion of our demonstration facility for regulatory approval and continued process optimization;

- Completion of engineering and construction of our first commercial scale plant; and

- Deployment at our first commercial site.

All of these have been achieved, directly creating shareholder value. Continued increase in shareholder value is one of Sonic's primary objectives and in the next 12 months we plan to do this very successfully.



Adam R. Sumel, President & CEO

Following the completion of our $7.2 million financing in late 2003, the Company was positioned to execute our business plan focusing on the commercialization of our PCB Sonoprocess™. The vision for the Company is to establish and dominate global environmental and industrial processing markets. The PCB Sonoprocess™ will enable Sonic to build a vertically integrated environmental business unit in North America around our proprietary technology and then harvest the global PCB issue through international joint ventures and/or licensing opportunities. Commercial success of our initial PCB Sonoprocess™ will give Sonic the credibility we require in order to pursue other high-value Sonoprocesses.

Demonstration and Regulatory Approval

In early 2004, the BC Ministry of Lands, Water and Air Protection accepted our application to demonstrate the PCB Sonoprocess™. The successful demonstration enabled the Company to apply for "confirmation of compliance" of the PCB Sonoprocess™ and use the technology commercially in British Columbia to treat sites with PCB contaminated soil. The demonstration tests were successfully completed and audited by URS Canada and the Greater Vancouver Regional District (GVRD) in July 2004.   The Demonstration Facility replicated every aspect of our commercial process and we successfully obtained confirmation of compliance with the Ministry and GVRD regulations. The demonstration verified the efficacy and safety of the PCB Sonoprocess™ with respect to the destruction and remediation of PCB contaminated soils.

Commercial Facility

We began the design of our first transportable commercial PCB Sonoprocess™ Facility in May 2004 and, immediately following successful completion of regulatory testing, we were able to lock in the design concepts and begin detailed design. As a result of the demonstrations, we were able to enhance our commercial design. Our biggest challenge was to retain the ease of transportability of our commercial facility and this greatly complicated the engineering design. The success of this was demonstrated early in the first quarter of 2005 when the plant modules were integrated on-site.

Contaminated Site Clean-Up Contract

The Company secured its first commercial contract in July 2004 for a site owned by Juker Holdings in Delta, BC involving the treatment of up to 3000 tons of PCB contaminated soil. Sonic completed all pre-treatment site preparation and our fully-licensed subsidiary company, Contech, assisted in the removal and consolidation of other waste material from the site.

Sales and Marketing

Our first contracted site will be used as a showcase project for Sonic. We have already received visits to the site by major environmental companies. Sonic has participated in trade shows and conferences in Canada, the USA and Japan, which resulted in client opportunities and identified some potential strategic partners.

Further, the Company has received international interest in our PCB Sonoprocess™ from Asia, Eastern Europe, South America and Australasia. This interest is for both the treatment of PCB contaminated soils and other PCB contaminated waste streams.

Regulatory Affairs, EHS and QA/QC

In addition to completing all approvals in BC, Sonic has submitted applications for commercial deployment of our PCB Sonoprocess™ in Ontario. In the USA, we have commenced discussions on EPA approval for our process under the TSCA program.

Sonic has integrated an EHS management program that has greatly facilitated our regulatory approvals. This program enables each of our facilities to be chronologically tracked for all operating, safety and regulatory requirements, including records and protocol. Each commercial facility will also build an operating history on a site-by-site basis with complete geophysical data.

As our operating procedures are easily adaptable to meet these requirements, we have also taken the opportunity to put the Company on an ISO 14001/18000 compliance track. This will ensure we comply to meet global standards. We have retained the British Standards Institute to audit our programs for compliance.

Technology Development

In the longer term, Sonic intends to fully exploit our Sonoprocess™ leadership in other application sectors. In 2004 we limited this effort to the verification of some previous work with Natural Resources Canada (NRCan) on the accelerated hydration and possible re-carbonation of bed ash and fly ash from fluidized bed combustion (FBC) power stations. FBC allows high sulphur fuels to be used and employs the use of limestone to prevent sulphur emissions.



Sonic and NRCan were able to verify the potential benefits of a Sonoprocess™ to both hydrate and re-carbonate the bed ash, and these results will be presented at an ASME conference in May 2005. The commercial potential lies mostly in the reduction of carbon dioxide emissions by using these for re-carbonation. The financial business case requires the consideration of carbon credits. Sonic plans to explore the wider potential of Sonoprocesses™ for carbon sequestration in the power industry.

Human Resources

In 2004, Sonic made several key additions to the Board of Directors and executive management, as well as at the operational level. We were fortunate to have Mr. David Coe join our Board as Chairman and we hope to fully utilize his experience in growing a regional two plant organization into a national $1.7 billion dollar operation, through strategic acquisitions and partnerships .

Mr. Wes Young took on the leadership of our engineering and construction in April and has created our first of a kind, mobile, full-scale commercial PCB remediation facility. In October, Mr. Paul Austin joined us to lead our marketing efforts in the USA and other international markets. With prior experience in Japan, we are expecting Paul to accelerate our entry into this key market. We have also added staff to lead our efforts in regulatory affairs, financial administration and PCB Sonoprocess™ operations management.

On a personal note, I would like to thank all of our staff for their dedication, determination and commitment to building Sonic.



Finance and Administration

The corporate offices of the Company were relocated to larger premises in October 2004, having quickly outgrown our previous facilities.

The Company realized over $1 million in revenues even though establishment of our commercial operations were delayed. These revenues come partly from our first commercial contract for our PCB Sonoprocess™ and partly from increased revenues of our subsidiary company, Contech. Contech handles PCB waste collection, consolidation and disposal for items such as lighting ballasts and transformer wastes.



We have made significant efforts to maintain a strong investor interest and have ensured that the institutional investment community is informed of our progress and the opportunity that Sonic presents.

Subsequent to December 31, 2004 Sonic received United States Securities and Exchange Commission (SEC) clearance for its Form 20-F registration statement pursuant to the Securities Exchange Act, providing Sonic now with a wider investor audience.

Operating Plan

In the year ahead, our experienced management team will continue to develop the financial and operational success of the Company. Through the creation of vertically integrated environmental operations in North America built around our PCB Sonoprocess™, we will build an associated backlog of PCB clean-up contracts. Our responsibility to our shareholders is to seek ways to accelerate this and maximize value.

Management will also develop international license and joint venture earnings for our PCB Sonoprocess™. The Company has already received sufficient interest to be able to secure agreements in the next year.

We also plan to move forward with the technical and business validation of an additional Sonoprocess™ in a new high-value market sector.

2004 saw Sonic grow immensely and I look forward to a watershed year in 2005.

Sincerely yours,

Adam R. Sumel
President & CEO



Business Overview

Company Overview

The Company acquired its patented industrial scale sonic generator technology in 2002. The sonic generator was originally developed in the early 1990s as an improved grinding method for the hard rock mining and milling industry. The technology was subsequently shown to have a much wider and more valuable application in several kinds of chemical, biological and physical processes.

With the acquisition of the technology in 2002, Sonic focused immediately on the development and commercialization of the proprietary PCB Sonoprocess™ for the remediation of soil at sites contaminated with PCB. Sonic has taken its PCB Sonoprocess™ from a concept to a full scale commercial remediation plant deployed on the Company's first commercially contracted site, in a period of three years.

During this process, the Company has proved the basic concept, as well as the process at a Demonstration Facility that incorporated all aspects required for the full-scale process. Sonic received confirmation of compliance from the Hazardous Waste Regulations in British Columbia in 2004 and satisfied some of the most stringent air emission requirements in North America as required by the Greater Vancouver Regional District.

Sonic has set a torrid pace and has met all key milestones with the assistance of world class, 3rd party engineering firms to verify and validate the key decisions and claims made by Sonic. This has also enabled Sonic to secure its first commercial contract with Juker Holdings to remediate a site in the Lower Mainland of British Columbia. In the following six months, Sonic has received all the required regulatory approvals, as well as designed, engineered, constructed and deployed the first transportable commercial PCB Sonoprocess™ facility, which has been deployed at the Juker Holdings site.

Business Strategy

Sonic's business strategy is based on global leadership in Sonoprocess™ technology. The environmental sector is one of the largest opportunities for Sonic's technology and the Company has focused nearly all efforts to date in this sector. There are many potential environmental Sonoprocess™ applications but the first priority is to commercialize the proven PCB Sonoprocess™ and to develop a vertically integrated environmental operating division in North America.

Internationally, Sonic will respond to demand for the PCB Sonoprocess™ through marketing and operations joint venture partnerships or licencing the technology in markets where desirable.

With the financial and operational stability of Sonic's environmental division, the Company will selectively exploit business opportunities for new Sonoprocesses™ based on the potential market size, accessibility and value. New Sonoprocess™ sectors of application will be developed by creating new vertically integrated operating subsidiaries.



Sonoprocess™ Technology

The Company's patented sonic generator technology produces low frequency sonic energy on an industrial scale, something that has limited the commercial use of sonic energy except for small scale ultrasound applications. For the first time, this makes possible the use of sonicated industrial and environmental processes. The sonic generator uses a unique electromagnetic drive system which drives a large steel bar into its natural resonance frequency. This intense energy is captured and transferred into flow-through reaction chambers mounted on each end of the bar. This enables Sonic to create process reactors with an order of magnitude greater power intensity than traditional industrial mixing systems. The sonic reaction chambers receive slurried process materials where physical, biological and chemical processes are enabled or enhanced by the low frequency sonic energy.

PCB Sonoprocess™

Sonic's PCB Sonoprocess™ is just the first of many anticipated applications of the sonic generator technology. The Company has developed and proven several different Sonoprocess™ applications to at least the concept stage and further opportunities are continually arising.

The proprietary PCB Sonoprocess™ utilizes sonic energy in two key aspects. Firstly, it enables the extraction of the PCB from the contaminated soil into a solvent. Other solvent washing processes have been found to be very inconsistent in removing the PCB to adequate levels. Sonic's extensive testing and development programs have revealed that the ease of removal of the PCB is greatly influenced by the soil type and the conditions which existed at the time of contamination. Sonic has developed the PCB Sonoprocess™ to deal easily and consistently with the most extreme types of contamination.

The use of sonic energy is also critical to the second phase of the PCB Sonoprocess™ in which the PCB is permanently destroyed using a conventional chemical process. This reaction is only possible if the reagent is prepared in a certain way and the sonic reaction chamber achieves this instantly and effectively.

The advantages Sonic offers to clients with PCB contaminated sites include:

- An on-site treatment plant that is modularly designed to be transported easily, thereby avoiding the risks and costs associated with the transportation of hazardous PCB wastes through urban centres.

- Complete extraction and destruction of the PCB from soils and sediments, enabling Sonic to provide a permanent and safe solution.

- A non-thermal process whereby the PCB is chemically destroyed without the need for high temperature treatment or incineration, thus avoiding the risks of toxic air emissions such as chloro-dioxins or furans.

Environmental Operations

North American operations comprise on-site environmental remediation using the PCB Sonoprocess™ and related services, including those of the Company's subsidiary, Contech PCB Containment Systems Inc. All related sales, marketing, engineering and construction are provided by the Company. These operations represent a transition for Sonic from a technology development focus to an integrated technology and operating company. The Company is building operating capabilities in North America through expansion, alliances and partnerships.

The Company has developed in-house engineering capabilities in order to take technology from the research and development stage to commercial operations. Detailed engineering of commercial facilities is contracted through a group of strategic engineering partners.

Sonic's commercial PCB Sonoprocess™ Facility is designed for a capacity of 30 – 90 tons of soil per day and constructed in modules that are transportable by truck over public highways. Sonic directly operates all facilities and operations personnel are deployed to each site. Sonic can also undertake all site project management but typically works with regional partners for both project management and material handling.

Sonic is building market awareness of the on-site PCB Sonoprocess™ and ensuring that the environmental industry in North America is fully informed of the Company's capabilities and the advantages that are offered. These efforts have incorporated advertising, trade journal articles, direct networking and participation in trade shows and technical conferences. The Company focuses marketing activities on targeted customer segments



within primary Canadian and American markets. Success in these markets is considered a prerequisite to successful entry into international markets. In addition to achieving regulatory approval in BC, the company has initiated regulatory approvals and technical validation with other regulatory authorities in these target markets (i.e. US EPA and Canadian Provincial authorities).

The success of Sonic's sales and marketing efforts will be measured by the strength of the sales backlog and the Company expects this to build rapidly following success of the first commercial remediation contract. The environmental industry is very conservative with respect to the introduction of new technology and it will be important to use Sonic's first contract as a showcase project. Reference clients will be a critical factor in the Company's early success and in generating new business.

In the American market, the Company is establishing working alliances with major environmental engineering companies. The regulatory environment in the USA is different to Canada in that higher landfill limits for the disposal of PCB are allowed. However, unlike Canada, there are time limits on remediating known contaminated sites. In 2005, Sonic will increase direct sales efforts in the USA and build on the relationships already in place.

Internationally, the Company has received preliminary interest from Japan and several other countries for either license agreements or joint ventures. The Company received very strong interest from Japan while attending the WASTEC 2004 environmental trade show and has continued discussions with some of these parties towards a commercial joint venture in Japan. Interest elsewhere extends from Eastern Europe to South America.





Management Discussion
& Analysis

Form 51-102F1
February 15, 2005

The Management Discussion and Analysis should be read in conjunction with audited financial statements for the twelve months ended December 31, 2004.

The significant accounting policies are outlined in Note 2 to the Financial Statements of the Company for the year ended December 31, 2004. These accounting policies have been applied consistently for the twelve months ended December 31, 2004.

COMPANY OVERVIEW

Sonic Environmental Solutions Inc. ("Sonic" or the "Company") is a technology company in the process of commercializing its patented Sonic generator technology in the environmental and other market sectors. The company is listed on the TSX Venture Exchange (SNV-TSXV).

Sonic's business strategy is to develop and commercialize processes that utilize low frequency sonic energy generated by industrial scale sonic generators (hereinafter referred to as "Sonoprocess"). Sonoprocesses can be chemical, biological or physical processes enhanced or enabled by sonic energy.

The Company has several Sonoprocesses that have been developed to the proof-of-concept stage. Over the last three years, Sonic has focused its energies on the commercialization of one particular Sonoprocess in order to validate the technology in the environmental sector. Sonic has developed a proprietary Sonoprocess™ to remediate Polychlorinated Biphenyl (PCB) contaminated soils (referred to hereinafter as the "PCB Sonoprocess™").

To date the Company has accomplished the following milestones towards the commercialization of its PCB Sonoprocess:

- Regulatory Approval – the Ministry of Water, Land, and Air Protection has confirmed that Sonic has successfully complied with the requirements of the Hazardous Waste Regulations under the Environmental Management Act for mobile waste treatment systems. This was achieved through an independently audited demonstration facility that showed the efficacy of the PCB Sonoprocess relative to all the regulations governing the delisting of sites contaminated with PCB.

- Commercial Contract – Juker Holdings contracted the Company for its first commercial clean-up contract of a PCB contaminated site.

- Full Scale Plant – the Company engineered and constructed its first commercial full-scale, mobile PCB Sonoprocess facility and subsequently deployed it at its first contracted site in the Lower Mainland of British Columbia.

- Market Awareness – Company recognition has been built through coordinated advertising, trade shows and networking in the environmental industry in North America and Japan.

The Company's vision is to continue its role as the world leader in Sonoprocesses. In order to carry out this vision, management will:

- Build on the strengths of its primary PCB Sonoprocess™ and its initial commercial success to create a vertically integrated environmental operating division in North America, including a USA subsidiary or joint venture.

- Expand on an international level through the use of strategic operating partnerships and licenses.

- Seek and evaluate opportunities for acquisitions, joint ventures or partnerships to accelerate the deployment of PCB Sonoprocess™ facilities in North America in the environmental industry.

- Prioritize, develop and commercialize additional Sonoprocesses based on the size of market opportunities and the added value to new business units in vertically integrated operations for these markets.

Sonic's Board of Directors will monitor performance of management against the following criteria:

- Growth of our North American operations in the environmental sector, as measured by the volume of remediated PCB contaminated soil treated and the total revenue generated from all related business.

- Geographical market expansion of environmental Sonoprocesses on a global scale through joint ventures, license agreements, marketing agreements or direct operations, as recognized by the number of such operations and the net contribution to earnings.

- Development of further Sonoprocess™ business opportunities and strengthening of the Company's intellectual property assets.

Sonic has a dedicated management team focused and committed to executing the vision for the Company and its shareholders. The Company will continue to build and strengthen its human resource capital by:

- Key experienced management additions to meet the operational growth objectives of the Company.

- Strengthening and expanding the technical and business advisory boards of the Company.

- Strategic additions to the Board of Directors that directly assists the Company in meeting growth and operational objectives.

2004 HIGHLIGHTS

The Company completed construction of a Demonstration Facility located in Richmond, BC. The Company completed commissioning in April 2004, providing a complete PCB Sonoprocess on a pilot scale which replicated the technical attributes of future commercial facilities. Demonstration tests were conducted during the month of May 2004 and completed on June 11th, 2004. The Company announced on June 21st, 2004, that all tests conducted as part of the regulatory approval process for the BC Ministry of Land, Water and Air Protection (the "Ministry") and the Greater Vancouver Regional District (GVRD) resulted in the successful remediation of Polychlorinated Biphenyl (PCB) contaminated soil samples to residual levels of less than two parts per million (< 2 ppm PCB). Subsequently, the Ministry confirmed that Sonic had successfully complied with requirements of the Hazardous Waste Regulations under the Environmental Management Act and the GVRD confirmed that Sonic had met the requirements for the Company's air emissions permit.



Sonic signed its first commercial contract for on-site clean-up and treatment of PCB contaminated soil in July 2004 with Juker Holdings Ltd. The property is located in the Lower Mainland of British Columbia. The Company began deployment of modules of its full scale PCB treatment plant to the Juker site in December.

Mr. David Coe was appointed Director and Chairman of the Company's Board of Directors. Mr. Coe has over forty years experience successfully leading companies in various industries through periods of significant growth and change.

Mr. Wes Young, P.Eng. was appointed as Vice President of Engineering and Construction. Mr. Young has extensive experience in the design, construction and operation of environmental and industrial processes.

Mr. Paul Austin was appointed as Vice President of Marketing. Mr. Austin has over 20 years of international sales, marketing and business development experience, helping companies open new markets and sell complex projects and systems.

Outstanding Share Data

Set out below is the outstanding share data of the Company as at December 31, 2004. For additional detail, see Note 9 to the audited financial statement for the twelve months ended December 31, 2004.

At December 31, 2004	Number Outstanding
Common shares *	17,607,510
Options to Purchase Common Shares	2,622,500
Warrants to Purchase Common Shares	2,229,535

* Includes 3,542,407 common shares held in escrow. For further detail, see Note 9(f) to the audited financial statement for the twelve months ended December 31, 2004.

Selected Annual Information

The following discussion and analysis of financial conditions and results of operations should be read in conjunction with the Company's consolidated audited financial statements and related costs for the years ended December 31, 2004, December 31, 2003 and January 31, 2003. During 2003, the Company's year end was changed from January 31st to December 31st.

	December 31, 2004	December 31, 2003	January 31, 2003
Total revenues	$1,093,387	$87,225	-
Loss before discontinued operations and extraordinary items	$2,256,602	$1,178,505	$289,145
Per share and fully diluted	$0.14	$0.12	$0.07
Loss for the period	$2,256,602	$1,178,505	$289,145
Per share and fully diluted	$0.14	$0.12	$0.07
Total assets	$9,951,435	$8,282,676	$2,077,218
Total long-term financial liabilities	-	-	-
Cash dividends declared	Nil	Nil	Nil

The Company focused on its strategy to commercialize and deploy its technology during 2003 and 2004. This included the hiring of additional management, increase in marketing, legal, accounting and other general and administration expenses. With the resulting increase in activity, losses were $2,256,602 (December 2003 - $1,178,505, January 2003 - $289,145). The Company received $2,306,687 upon the exercise of warrants during 2004. The increase in assets to $9,951,435 (December 2003 - $8,282,676) is attributable to the exercise of warrants and the continued investments in property, plant and equipment of $1,910,889, deferred development costs of $411,646 and patent costs of $67,443. The Company completed a $7.2 million private placement in October 2003. The increase in total assets to $8,282,676 (January 2003 - $2,077,218) is attributable to the financing, deferred development costs of $213,697 and acquisition of property, plant and equipment of $167,023.

RESULTS OF OPERATIONS

PCB Collection, Consolidation and Disposal
PCB Contaminated Site Preparation for Treatment by PCB Sonoprocess

Sonic's PCB collection and destruction revenues include revenues that are attributable to the operations of Contech PCB Containment Technology Inc. ("Contech"). Contech's core business is to collect transformers, ballasts and capacitors contaminated with PCB. Sonic's site preparation revenue is attributable to the operations of both Contech and Sonic.

PCB collection and destruction revenue was minimal in 2003. These results reflect only the ownership of Contech from August 1, 2003 to December 31, 2003. Revenues from PCB collection and destruction in 2004 were $257,191. Revenues from site preparation in 2004 were $836,196 and are attributable to the Company's first commercial contract with Juker Holdings Ltd. The Company will begin on-site clean-up and treatment of approximately 3,000 tons of PCB contaminated soil and other materials during the second quarter of 2005.

Total Expenses

Sonic's total expenses have increased in each fiscal period due to Sonic implementing its plan of operation to achieve commercialization and deployment of its PCB Sonoprocess™ technology. These expenses have increased substantially since the acquisition of SESI on December 12, 2002. Activities in 2003 included refurbishment of the Sonic Generators acquired in the SESI acquisition and the engineering, procurement and commencement of construction of Sonic's Demonstration Facility. Total expenses continued to increase in 2004 as Sonic completed the construction of its Demonstration Facility in the first quarter of 2004 and proceeded with demonstration and testing activities at its Demonstration Facility in the second quarter as part of Sonic's plan to obtain regulatory approval for its technology for PCB soil remediation in British Columbia. Sonic proceeded with engineering, procurement and construction of a Commercial PCB Sonoprocess Facility during the third and fourth quarters of 2004. Sonic anticipates that its total expenses will continue to increase during 2005 as it continues commercialization and deployment of its Sonoprocessing technology.

The components of Sonic's operating expenses are disclosed below. References to 2003 are for the twelve months ended December 31, 2003. References to 2002 are for the year ended January 31, 2003.

Advertising

Advertising expenses include the production of marketing materials for presentations and the preparation of business plans and packages for investors. Sonic has directed its advertising expenses towards the investment community as part of its efforts to raise capital and also to increase its public profile.

Advertising expenses increased in 2003 as Sonic prepared materials in connection with the completion of its private placement financings. During 2003 Sonic engaged the services of consulting firm Cavalcanti Hume Funfer Investor Relations Inc. ("Cavalcanti Hume Funfer"). This firm was hired to assist with the arranging of quarterly meetings with brokers and analysts, the identification of investment bankers, handling of telephone inquiries, assistance with annual meetings and coordination of timely disclosures for Sonic. Sonic has expanded its marketing efforts during 2004 with the objective of increasing public awareness of the Company and its technology. The agreement has been re-negotiated by Sonic in order to reduce the monthly fee payable by Sonic from $5,000 per month to $3,000 per month. Sonic granted Cavalcanti Hume Funfer options to purchase 150,000 common shares at a price of $1.45 per share for a two year term. These options will vest in accordance with Sonic's share option plan. Sonic has recorded a stock compensation expense with respect to these options.

Sonic plans to further increase its marketing efforts in 2005 as Sonic approaches commercial operations. Sonic's objectives are to increase the brand recognition of the Sonic name as well as to educate potential customers about the environmental solutions that Sonic has to offer. Accordingly, Sonic anticipates that its advertising expenses will continue to increase during 2005.

Advertising expenses for 2004 were $127,385 (2003 - $54,925). This includes fees paid to Cavalcanti Hume Funfer and costs for marketing material.

Automobile

Sonic's automobile expenses include expenses associated with vehicles leased by the companies and related automobile expenses.

Sonic entered into four vehicle leases during 2003. Sonic has entered into an additional vehicle lease during 2004 as its operations have increased. Automobile expenses were $62,371 (2003 - $27,560) and include costs for lease payments, insurance and maintenance.

Amortization

Sonic's amortization expenses are attributable to amortization on computer equipment, furniture and office equipment, leasehold improvements, vehicles, machinery and equipment.

Sonic's increased amortization expenses in 2003 reflect the purchase of computer equipment, desks and other general office equipment. Sonic amortization expenses increased during 2004 due to further expansion of the Company. The Company moved its location during 2004 and hired additional personnel. Sonic has not recorded any amortization against the Demonstration Facility through to December 31, 2004. Amortization expenses are anticipated to increase in

2005 due to construction activities related to Sonic's commercial PCB Sonoprocess™ facilities and the operations of the commercial PCB remediation facilities.

Amortization expenses were $46,322 (2003 - $12,359) and include costs for additional computers and furniture, as well as machinery and equipment.

Consulting Fees

Sonic's consulting fees include consulting fees paid to management and consulting fees paid to outside parties for various services, including accounting, project management and regulatory approval services.

Consulting fees for 2002 included fees for accounting, project management and former management of SESI that were incurred in connection with the acquisition of SESI. Consulting costs during 2003 included consulting fees paid to former management of SESI during a six month transition period, as well fees paid to consultants for office administration, obtaining permits and reviewing other applications of Sonic's technology.

Consulting fees during 2004 were $74,382 (2003 - $115,665). The decrease is attributable to the end of fees paid to former management. Fees for 2004 include costs for obtaining permits and reviewing other applications of Sonic's technology.

Sonic anticipates its consulting fees will increase as it undertakes the process of obtaining regulatory approval for its process in various jurisdictions.

Insurance

Sonic's insurance costs include general office insurance, equipment insurance, environmental liability insurance and director and officer liability insurance.

Insurance costs increased in 2004 compared to previous years. These increased costs reflect the requirement for Sonic to have an environmental insurance policy in place for both Sonic and its wholly owned subsidiary, Contech. During 2004 Sonic purchased director and officer liability insurance for its directors and officers.

Insurance costs for 2004 were $118,794 (2003 - $18,659).

Legal and Accounting Costs

Legal and accounting costs are primarily attributable to legal and accounting professional fees incurred in connection with Sonic's acquisition of SESI and its status as a publicly traded company.

Sonic's legal and accounting costs have generally increased due to its increased corporate acquisition and financing activity. Legal costs for 2002 were $8,170 for general legal work. Accounting and audit costs in 2002 increased to $13,268 as the acquisition of SESI required additional auditing. In 2003, accounting and audit fees increased as a result of the complexity of Sonic's financial statements resulting from the consolidation of subsidiaries and U.S. GAAP reconciliation. Legal fees in 2003 were $86,544 and reflect the increased activity of Sonic that included filing documents with securities regulatory authorities, completing employment agreements and non-disclosure agreements and the preparation of contracts. Accounting and audit fees were $26,030. This increase in these fees is due to the additional costs for auditing as the Company's acquisition of Contech required additional audit review. Legal and accounting costs have increased in 2004 as Sonic has proceeded with the filing of a registration statement pursuant to the Securities Exchange Act of 1934 with the United States Securities and Exchange Commission. Legal fees to December 31, 2004 were $94,017 and reflect the increased activity of the Company and includes contract preparation and Form 20F drafting. Accounting and audit fees to December 31, 2004 were $123,627. The increase in these fees is a result of Sonic's corporate structure that now includes two wholly owned subsidiaries, Contech and SESI. The drafting of the Form 20F has required financial statement reconciliation for US GAAP and extensive review of Form 20F draft documents by the Company's auditors. Sonic anticipates that its legal and accounting costs will increase as Sonic completes the process of becoming a reporting issuer under the Securities Exchange Act of 1934 and is required to prepare its financial statements with U.S. GAAP reconciliation on an ongoing basis.



Office, Postage and Printing

Sonic's office, postage and printing costs are generally associated with Sonic's leased premises. These costs include general office supplies,

stationery and printing.

Sonic's office, postage and printing costs have increased in each period as a result of Sonic's increased activity and the increased number of employees and consultants involved in Sonic's business.

Sonic's office costs were $135,252 (2003 - $37,549). The significant increase is attributable to a strategic planning session during the year. The Company retained the services of Virtus Interactive Business Solutions as a facilitator for this session.

Rent

Sonic's rent includes rent payable in connection with its head office in Vancouver, British Columbia, its demonstration facility in Richmond, British Columbia, and Contech's facility in Richmond, British Columbia.

Rent increased in 2003 - $42,401 compared to 2002 - $22,266 as Sonic acquired its head office space for its operations. Rent in 2003 includes the lease of Contech's premises at the rate of $3,100 per month commencing as of August 1, 2003, being the effective date of the Contech acquisition. Rent in 2003 also includes lease of the land for the Richmond demonstration facility at the rate of $2,000 per month commencing November 1, 2003. Sonic's rent for 2004 - $69,412 increased over 2003 due to the acquisition of Contech and the rent costs being accounted for a full calendar year. Rents will continue to increase in 2005 over 2004 with Sonic moving into new premises with lease payments effective January 1, 2005.

Research and Development

Research and development expenses are attributable to Sonic's collaboration agreement with CANMET.

No research and development expenses were incurred in 2003 or 2002. Research and development expenses incurred during 2004 - $36,863 were mainly attributable to Sonic's proportionate contribution of the expenses under the CANMET collaboration agreement.

Salaries and Wages

Sonic's salaries and wages expenses include salaries, wages and benefits payable to the employees of Sonic and its operating subsidiary Contech. Stock compensation expense associated with salaries and wages is attributable to stock options granted to both employees and non-employees using the fair value method.

Salaries and wages were minimal in 2002. Salaries and wages increased substantially in 2003 to $263,095 as a result of the addition of full time employees, including Sonic's President, VP of Business Development and VP of Operations. Sonic's employees increased from two as at December 31, 2002 to five full-time as of December 31, 2003. This increase in the number of employees was also attributable to the acquisition of Contech. Sonic expenses associated with salaries and wages continued to increase during 2004 to $653,663 as Sonic expanded its business operations. The Company recruited a Chairman, VP of Engineering and Construction, VP of Marketing, a controller, plant personnel and additional office staff. Sonic recognizes a stock compensation expense in respect to directors, officers and employees as a result of options granted as part of an incentive program.

Shareholder Relations

Shareholder relation expenses include costs of communications with Sonic's shareholders, annual general meeting material and mailing and the dissemination of news releases.

Sonic's shareholder relations expenses were $6,317 in 2002. Sonic's shareholder relation expenses have decreased in 2004 - $23,718 (2003 - $47,630). Sonic recognizes a stock compensation expense in respect to shareholders relations activities as a result of options granted in respect of shareholders relation and advertising activities.

Telephone and Utilities

Sonic's telephone and utility expenses include telephone and utility expenses associated with Sonic's office premises and telecommunication costs for cellular phones and Blackberry devices used by Sonic's personnel.

Sonic's telephone and utility expenses have increased in each period consistent with the expansion of Sonic's operations.

Telephone and utilities expenses were $50,546 for 2004 (2003 - $24,890, 2002 - $12,586)

Trade Shows

Sonic's trade show expenses include expenses associated with trade shows attended by Sonic for the purpose of increasing public awareness of its Sonoprocessing technology. Sonic did not attend any trade shows in 2003. Trade show expenses in 2004 - $60,452 were attributable to Sonic's participation in the Globe 2004 Trade Show in Vancouver, British Columbia and participation in WASTEC 2004 in Tokyo, Japan.

Transfer Agent, Regulatory Fees

Sonic's transfer agent and regulatory fees include fees payable to Sonic's transfer agent and fees payable to securities regulatory authorities as a result of Sonic being a public company in Canada.

Sonic's transfer agent and regulatory fee expenses have increased consistent with Sonic's growth as a public company.

Sonic's transfer agent and regulatory fees were $20,267 (2003 – $17,108, 2002 - $11,245)

Travel and Promotion

Travel and promotion expenses include business travel and travel related to Sonic's pursuit of financing for its business and marketing of its Sonoprocessing technology.

Sonic's travel and promotional expenses were minimal in 2002. Travel and promotional expenses increased substantially in 2003 to $121,651 in connection with Sonic's pursuit of private placement financings that were obtained in order to fund expansion of Sonic's operations. Travel and promotional expenses for the year ended December 31, 2004 were $150,044 due to the increase in the number of Sonic's executives and related travel and entertainment expenses. These expenses included travel for the review of potential business opportunities, company updates and trade shows.

Interest Income

Sonic's interest income is attributable to interest earned on Sonic's liquid investments, including cash and cash equivalents.

Interest increased in 2003 - $45,435 (2002 - $5,714) over prior periods due to the significant private placement financings completed during 2003. Interest income in 2004 increased to $142,589 compared to 2003. This is attributable to the closing of a private placement in late 2003 and the exercise of warrants during the second quarter of 2004. The proceeds of the private placement financings are presently held in cash and cash equivalent investments pending expenditure of these amounts by Sonic on the construction of its Sonoprocessing plants and the implementation of its plan of operations.

Net Loss

Sonic's net loss has increased in each period as Sonic's expenses have increased in each period. The increase in costs is directly related to the Company proceeding to commercialization and deployment of its technology. These losses will continue until Sonic commences commercial production on a profitable basis.

CHANGE IN ACCOUNTING POLICIES

Stock Based Compensation

The Company adopted the recommendation of CICA Handbook section 3870 "Stock-based compensation and other stock-based payments" on a prospective basis, as it relates to employee stock options. Section 3870 recommends that the fair value of stock-based compensation arrangements granted, modified, or settled after January 1, 2002 be recognized as stock based compensation expense in the income statement. Section 3870 must be adopted for years starting on January 1, 2004 and later unless companies choose to adopt the recommendations on a prospective basis for any employee options granted, modified, or settled after January 1, 2003.

The Company has recorded stock-based compensation expense of $760,524 (2003 - $258,663) during the year for directors, officers and employees.

The Company has recorded stock-based compensation expense of $100,491 (2003 - $71,713) during the year for shareholders relations and advertising activities.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

Asset Retirement Obligation

Effective January 1, 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations. This new section requires recognition of a legal liability for obligations relating to retirement of property and plant and equipment, and arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement cost must be recognized at fair value when a reasonable estimate of fair value can be estimated, in the period in which it is incurred, added to the carrying value of the asset, and amortized into income on a systematic basis over its useful life.

There is no material impact on the financial statements resulting from the adoption of Section 3110 either in the current or prior years presented.

RELATED PARTY TRANSACTIONS

Deferred development costs include salaries of $104,999 (December 31, 2003 - $72,999, January 31, 2003 - $nil) that were paid to a director and officer.

During the current period, salaries of $353,996 (December 31, 2003 - $207,163, January 31, 2003 - $24,000) were paid or accrued to directors, officers and a company controlled by a director and $nil (December 31, 2003 - $9,000, January 31, 2003 - $51,000) for consulting services paid to a director and officer.

During the current period, 600,000 stock options were granted to directors and officers at exercise prices ranging from $2.30 to $3.15.

QUARTERLY INFORMATION

The following financial information is for each of the eight most recently completed quarters of Company.

	Total revenues (including interest)	Loss for the period	Loss per share - basic	Loss per share - fully diluted
December 31, 2004	$804,894	$590,153	$0.03	$0.03
September 30, 2004	$285,523	$674,403	$0.04	$0.04
June 30, 2004	$69,384	$570,929	$0.04	$0.04
March 31, 2004	$76,175	$421,117	$0.03	$0.03
December 31, 2003 (two months)	$4,100	$426,935	$0.04	$0.04
October 31, 2003	$34,643	$329,243	$0.04	$0.04
July 31, 2003	$1,918	$211,848	$0.02	$0.02
April 30, 2003	$8,104	$210,479	$0.02	$0.02

The Company completed its acquisition of SESI Systems Inc. in December 2002. Sonic has been focusing its efforts on commercializing its patented low frequency sonic generator technology. This has resulted in increased losses on a quarter by quarter basis. The Company has hired several personnel and expanded offices during this period. The Company's policy of recording stock-based compensation expense has contributed to the increase in losses.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital

Sonic had a working capital balance of $5,783,586 at December 31, 2004, compared with $7,181,558 at December 31, 2003.

Sonic plans to complete the construction and commissioning of its Commercial PCB Sonoprocess™ Facility during the early part of 2005. The capital cost of the plant is anticipated to be approximately $2.9 million. This is an increase of approximately 70% over previous estimates. This Commercial PCB Process Facility required significant engineering to compensate for commercial production throughput in relation to engineering at the demonstration plant level. Costs for engineering of future plants are anticipated to be lower. Global demand for equipment and materials, particularly steel and the local demand for specialized sub-trades, added to the overall increase of this Commercial PCB Sonoprocess Facility. The timing of the construction of Plant Three is dependent on the Company signing additional contracts. Sonic anticipates that it will spend approximately $3.3 million for general administration over the next twelve months in pursuing its plan of operations. Included in this amount are the costs of pursuing regulatory approval in other jurisdictions and administrative and overhead expenses.

Cash and Cash Equivalents

Sonic had cash of $5,861,773 at December 31, 2004 compared to cash of $7,179,652 at December 31, 2003. The liquid portion of the working capital consists of cash and cash equivalents with maturity dates of less than six months that are readily convertible into known amounts of cash. The management of these securities is conducted in-house based on investment guidelines approved by the Board, which generally specify that investments be made in conservative money market instruments that bear and carry on a low degree of risk. Some examples of instruments approved by Sonic are treasury bills, money market funds, bank guaranteed investment certificates and bankers' acceptance notes. The objective of these investments is to preserve funds for commercialization of Sonic's technology.

Cash Used in Operating Activities

Cash used in Sonic's operating activities continues to increase as Sonic expands its operations in anticipation of commencing its first soil remediation agreement. Cash used in operating activities increased to $1,269,172 for the year ended December 31, 2004, compared to $976,848 for the 11 months ended December 31, 2003. Cash used in operating activities increased to $976,848 for the eleven months from $292,318 for the year ended January 31, 2003. Sonic anticipates that cash used in operating activities will continue to increase during 2005.

Cash Used in Investing Activities

Sonic used $2,389,978 of cash in investing activities during the year ended December 31, 2004. Cash used in investing activities included the acquisition of $1,910,889 of property, plant and equipment. The assets acquired included $88,871 for computers and software, $122,944 for office furniture and equipment, $30,155 for office leasehold improvements, $105,123 for machinery and equipment, $155,483 towards construction of the Demonstration Facility and $1,419,046 towards the construction of its Commercial PCB Sonoprocess™ Facility. Included in this amount is ($10,733) of amortization for Plant One. Cash used in investing activities also included $411,646 of deferred development costs. These costs included $104,999 for salaries. Costs directly attributable to the construction of the Demonstration Facility include $52,526 for construction, $145,760 for consulting, $29,802 for engineering, $10,733 for amortization, $26,606 for rent, $3,860 for generator and $26,230 for commissioning. Sonic capitalized $9,258 of patent maintenance costs and $1,872 of patent amortization costs. Sonic incurred patent application costs of $67,443. Cash used in investing activities is anticipated to increase during 2005.

Sonic used $422,189 of cash in investing activities during the eleven months ended December 31, 2003. During this period, Sonic acquired $167,023 of property, plant and equipment. The assets acquired included $34,065 worth of computers, office furniture and equipment and a vehicle acquired on purchase of Contech, $32,185 for a computer system, $24,724 for upgrading the 75kw generator, $83,391 towards construction of its Demonstration Facility, $9,800 for a portable structure for the Demonstration Facility and the remaining $16,923 for office furniture, equipment and office leasehold improvements. Deferred development costs during this period totaled $213,697. These costs included $72,999 for salaries. Costs directly attributable to the construction of the Demonstration Facility include $51,371 for construction, $16,000 for consulting, $28,485 for engineering and $21,278 for upgrading the 75kw generator. Sonic also capitalized $23,564 of patent maintenance costs and $12,485 of patent amortization costs. Sonic incurred patent application costs of $7,469.

Sonic used $291,962 of cash in investing activities during the year ended January 31, 2003. During this year, Sonic spent $84,977 on property, plant and equipment additions, including $76,731 of machinery and equipment cost mainly consisting of replacement parts for the 75kw generator. The remaining costs were for computers, furniture and office equipment. Deferred development costs during this period were $184,160. This amount included acquisition costs of $171,181 for legal and valuation expenses, refurbishing and testing of the 75kw generator costs were $9,790, and Demonstration Facility engineering costs were $3,189. Included in $178,819 of deferred development costs acquired from SESI were $41,902 of legal costs, $11,640 of acquisition costs, $66,050 of consulting costs, $9,100 of manufactured equipment costs, $19,460 of patent costs and $30,667 of technical review costs. During the year ended January 31, 2003 Sonic incurred costs of $22,825 (2002 - $nil) for patent applications.

Cash Generated by Financing Activities

For the year ended December 31, 2004, Sonic generated $2,341,271 from financing activities, all of which was attributable to the issuance of shares for cash. These share issuances were attributable to the exercise of previously outstanding warrants to purchase an aggregate of 2,276,965 common shares and previously outstanding options to purchase an aggregate of 69,167 shares.

During the eleven months ended December 31, 2003, Sonic generated $7,010,399 in cash from financing activities. This amount included funds raised in a $7,200,000 private placement financing completed by Sonic through the sale of 4,000,000 Units at $1.80 per Unit on October 31, 2003. Each Unit consists of one common share and one-half of a common share purchase warrant. Each full warrant entitles the holder to acquire one common share at a price of $2.10 per common share until October 31, 2005. A syndicate led by Haywood Securities Inc. and including Research Capital Corporation and Pacific International Securities Inc. placed the 4,000,000 Units. Sonic paid a commission fee of 7.5% payable in cash for the amount of $540,000 and incurred $71,268 of additional share issuance costs. Sonic granted to the agent 400,000 warrants exercisable at $1.80 per share on or before October 31, 2005.

The purpose of the financing was to fund construction of Sonic's PCB remediation facilities, general working capital and corporate development purposes. Construction of Plants Two and Three had been preliminarily budgeted at approximately $1,700,000 each. There are no restrictions on the use of proceeds from the financing.

During the eleven months ended December 31, 2003, there were 510,000 warrants exercised for total consideration of $415,000 and 13,333 stock options were exercised for total consideration of $6,667.

As a condition of the acquisition of SESI in December 2002, Sonic was required to complete a financing of $2,000,000. During the year ended January 31, 2003, Sonic completed a $2,200,000 private placement of 4,400,000 Special Warrants at $0.50 per Special Warrant. Each Special Warrant was exchanged, in connection with the completion of the qualifying transaction, into one common share of Sonic and a one-half common share purchase warrant, each whole warrant entitling the holder to acquire one common share at $1.00 per common share until June 12, 2004. Sonic incurred share issuance costs of $244,100, including agent commissions of $166,100 and sponsorship and corporate finance fees of $35,000. Agent's compensation also included 416,500 agent warrants exercisable at $0.50 per warrant expiring June 12, 2004.

During the year ended January 31, 2003, Sonic entered into a bridge loan agreement with two directors in the amount of $150,000. The loan, including interest costs of $3,164, was repaid from proceeds of the private placement completed in December 2002. A loan bonus of 90,910 common shares, valued at $30,000 was issued to the directors. The amount of $30,000 has been allocated to share capital and to bank and interest charges.

There were also 75,000 warrants exercised during the year ended January 31, 2003 for total proceeds of $15,000.

During the year ended January 31, 2003, Sonic granted 575,000 stock options exercisable at $0.50 on or before December 12, 2007. The stock option compensation amount related to non-employees was $6,468. This amount was included in salaries and wages and included in contributed surplus. The amount of stock option compensation related to employees was $3,546, which was disclosed in the notes to financial statements on a pro-forma basis.

Requirement of Additional Equity Financing

Sonic has relied on equity financings for all funds raised to date for its operations. Sonic is presently working on commercializing its patented low frequency Sonic generator technology and related applications, with initial emphasis on commercializing its technology to remediate contaminated soils.

Sonic's ability to realize the costs it has incurred to date on its technology is dependent on Sonic being able to successfully commercialize the technology and to operate its business. Sonic presently does not generate cash flow from operations to fund its activities and has therefore relied principally upon the issuance of securities for financing. Sonic intends to continue relying upon the issuance of securities to finance its operations if required to the extent such instruments are issuable under terms acceptable to Sonic until Sonic attains profitable production.

At December 31, 2004, Sonic had 2,622,500 stock options and 2,229,535 share purchase warrants outstanding. The outstanding stock options have a weighted average exercise price of $1.57 per share. The outstanding warrants have a weighted average exercise price of $2.06 per share. Accordingly, as at December 31, 2004, the outstanding options and warrants represented a total of 4,852,035 shares issuable for a maximum of $8,737,563 if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or warrants will be exercised.

Sonic has signed vehicle and photocopier operating lease agreements. The leases expire between December 2006 and January 2008. The Company has entered into a lease for its offices commencing on January 1, 2005 for a term of sixty months. The future lease obligations are as follows:

	Amount
2005	$152,222
2006	$152,222
2007	$128,082
2008	$121,096
2009	$120,684

During the fiscal year ended December 31, 2003, Sonic entered into a Cost-Sharing and Collaboration Agreement (the "agreement") with Canmet Energy Technology Centre ("Canmet"), a division of Natural Resources Canada ("NRCan"). Earlier work by Canmet using Sonic's low frequency sonic generator technology has suggested accelerated conditioning, pacification and carbonation of Circulating Fluidized Bed Combustion ashes. Canmet has developed and patented this process (primarily for coal fired power plants), which it believes can be enhanced by the use of Sonic's Sonoprocess™ Technology and will work with Sonic to achieve commercial success. Sonic committed to pay $27,800 towards completion of phase 1 of the evaluation process, which was completed in the first half of 2004. A total of $27,316 has been paid as of December 31, 2004. No other material commitments have been made to date.

OUTLOOK

Sonic is well capitalized and firmly positioned to execute its business strategy. The business focus in 2005 remains the commercial success of the Company's PCB Sonoprocess™ triggered by the growth of vertically integrated environmental operations in North America. The market for the clean-up of PCB contaminated sites is a niche global market with some of the highest treatment and disposal costs, which reflects the nature of PCB as one the of the worst persistent organic pollutants. Access to market opportunities can be accelerated through strategic relationships that the Company intends to pursue.

The management efforts of the Company will remain focused on aggressive growth of environmental operations; however, the technical development of the PCB Sonoprocess™ is fundamentally complete save for optimization and adaptation to the clean up of various chlorinated contaminants and different waste streams. The Company will therefore begin to focus its technology development efforts on new Sonoprocess™ opportunities.

Over the next year Sonic will focus on three key objectives:

- The financial and operational success of vertically integrated environmental operations in North America based on our PCB Sonoprocess™ and an associated backlog of PCB clean-up contracts.
- International license or joint venture earnings for our PCB Sonoprocess™.
- Technical and business validation of an additional Sonoprocess™ in a new market sector.

BUSINESS RISKS

The risks associated with Sonic's business include:

- Market Risk - Sonic's business plan contemplates that Sonic meet revenue projections by entering into agreements to remediate PCB contaminated soil using its proprietary technology. Sonic has only secured one soil remediation contract to date, however, the Company employs experienced personnel for business development and marketing to obtain additional contracts for the Company.

- Technical Risk - Sonic's transportable PCB Sonoprocess™ facilities have not been proven to remediate commercial volumes of PCB contaminated soil at the rates projected and designed. Thus, there is a risk that Sonic's plants will not be able to operate as anticipated in commercial applications with the result that Sonic may not be able to achieve anticipated revenues. Sonic, however, has recruited the services of engineering firms as well as in-house personnel to design, engineer, construct and deploy such facilities.

- Financial Risk - If the costs of construction of Sonic's Sonoprocessing plants are substantially higher than anticipated, Sonic will have less capital with which to pursue its plan of operations. Similarly, if the costs of operating Sonic's Sonoprocessing plants are higher than anticipated, then Sonic's operating costs will be increased and its profitability reduced. However, the Company has upgraded its accounting software and hired additional personnel for the monitoring of costs of the Company's operations.

- Insurance Risk - Sonic may be subject to liability for environmental damage in the course of carrying out PCB soil remediation activities. Sonic also faces potential liability in the event that its employees are exposed to contaminated materials. However, the Company has implemented a comprehensive Environmental Health and Safety policy and has secured extensive insurance coverage to mitigate against such risks.

- Regulatory Risk - Changes in environmental laws could increase the costs to Sonic of conducting soil remediation contracts or could result in the inability of Sonic to use its technology for soil remediation contracts, in which case, Sonic would experience decreased revenues and increased operating costs.

- Management Risk - Sonic's directors and officers may serve as directors or officers, or may be associated with other reporting companies or have significant shareholdings in other public companies. To the extent that such other companies may participate in business or asset acquisitions, dispositions, or ventures in which Sonic may participate, the directors and officers of Sonic may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation. If a conflict of interest arises, Sonic will follow the provisions of its governing corporate legislation dealing with conflicts of interest. These provisions state that where a director has such a conflict, that director must, at a meeting of Sonic's directors, disclose his interest and refrain from voting for or against the approval of such a participation or such terms unless otherwise permitted. In accordance with the laws of the Province of British Columbia, the directors and officers of Sonic are required to act honestly, in good faith and in the best interests of Sonic.

This report, including the Management Discussion and Analysis, may contain forward-looking statements, including statements regarding the business and anticipated financial performance of the Company, which involve risks and uncertainties.   These risks and uncertainties may cause the Company's actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, competitive pressures, changes in legislation by regulatory and governmental agencies, advancement in technologies and market acceptance of the Company's products and services. Investors are also directed to consider the other risks and uncertainties discussed in the Company's required financial statements and filings.



Financial Statements

SONIC ENVIRONMENTAL SOLUTIONS INC.

(Formerly ADR Global Enterprises Ltd.)

(A Development Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

Staley, Okada & Partners
CHARTERED ACCOUNTANTS

Suite 400 - 889 West Pender Street
Vancouver, BC Canada V6C 3B2
Tel 604 694-6070
Fax 604 585-8377
info@staleyokada.com
www.staleyokada.com

AUDITORS' REPORT

To the Shareholders of Sonic Environmental Solutions Inc.:

We have audited the consolidated balance sheets of Sonic Environmental Solutions Inc. (formerly ADR Global Enterprises Ltd.) (A Development Stage Company) (the "Company") as at December 31, 2004 and 2003 and the consolidated statements of loss, shareholders' equity and cash flows for the periods ended December 31, 2004, 2003 and January 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the periods ended December 31, 2004, 2003 and January 31, 2003 in accordance with Canadian generally accepted accounting principles.

"Staley, Okada & Partners"

Vancouver, B.C.
February 15, 2005

STALEY, OKADA & PARTNERS
CHARTERED ACCOUNTANTS

Staley Okada & Partners is a member of MSI, a network of independent professional firms • A member of the Institute of Chartered Accountants of British Columbia
A partnership of incorporated professionals: L.M. Okada, Ltd., C.N. Chandler, Ltd., K.A. Scott, Ltd., J.M. Bhagirath, Ltd., LW.D. Vickars, Ltd., G.S. Traher, Inc., D. Larocque, Ltd

Sonic Environmental Solutions Inc. <u>Statement 1</u>

(Formerly ADR Global Enterprises Ltd.)
(A Development Stage Company)

Consolidated Balance Sheets
Canadian Funds

ASSETS		December 31, 2004		December 31, 2003
Current				
Cash and cash equivalents	$	5,861,773	$	7,179,652
Amounts receivable		696,278		151,121
Prepaid expenses		167,940		70,115
		6,725,991		7,400,888
Property, Plant and Equipment *(Note 4)*		2,139,385		274,818
Deferred Development Costs *(Note 5)*		1,000,807		589,161
Patents *(Note 6)*		85,252		17,809
	$	9,951,435	$	8,282,676

LIABILITIES				
Current				
Accounts payable	$	902,458	$	117,608
Accrued liabilities		39,947		54,864
Due to related parties		-		46,858
		942,405		219,330

SHAREHOLDERS' EQUITY				
Share Capital - *Statement 2 (Notes 9 and 10)*		12,982,743		9,780,457
Authorized:				
100,000,000 common shares without par value				
Issued, allotted and fully paid:				
17,607,510 (2003 – 15,261,378)				
Deficit Accumulated During the Development Stage - *Statement 2*		(3,973,713)		(1,717,111)
		9,009,030		8,063,346
	$	9,951,435	$	8,282,676

ON BEHALF OF THE BOARD:

__*"Adam Sumel"*__ , Director

__*"Douglas B. Forster"*__ , Director

- See Accompanying Notes -

Sonic Environmental Solutions Inc.

(A Development Stage Company)

Consolidated Statements of Shareholders' Equity

Canadian Funds

	Common Shares		Accumulated Deficit	Total
	Number	Amount		
Inception - February 4, 2000	- $	- $	- $	-
Private placement	1,500,000	150,000	-	150,000
Public offering	1,500,000	300,000	-	300,000
Shares issuance costs	-	(38,062)	-	(38,062)
Loss for the period	-	-	(63,123)	(63,123)
Balance - January 31, 2001	3,000,000	411,938	(63,123)	348,815
Exercise of warrants	75,000	15,000	-	15,000
Loss for the period	-	-	(186,338)	(186,338)
Balance - January 31, 2002	3,075,000	426,938	(249,461)	177,477
Private placement	4,400,000	2,200,000	-	2,200,000
Exercise of warrants	75,000	15,000	-	15,000
Acquisition of a subsidiary *(Note 7)*	2,997,135	5,375	-	5,375
Bridge loan share bonus	90,910	30,000	-	30,000
Shares issuance costs	-	(244,100)	-	(244,100)
Stock-based compensation	-	6,468	-	6,468
Loss for the period - *Statement 3*	-	-	(289,145)	(289,145)
Balance - January 31, 2003	10,638,045	2,439,681	(538,606)	1,901,075
Private placement	4,000,000	7,200,000	-	7,200,000
Exercise of warrants	510,000	415,000	-	415,000
Exercise of options	13,333	6,667	-	6,667
Acquisition of a subsidiary *(Note 8)*	100,000	1	-	1
Shares issuance costs	-	(611,268)	-	(611,268)
Stock-based compensation	-	330,376	-	330,376
Loss for the period - *Statement 3*	-	-	(1,178,505)	(1,178,505)
Balance - December 31, 2003	15,261,378	9,780,457	(1,717,111)	8,063,346
Exercise of warrants	2,276,965	2,306,687	-	2,306,687
Exercise of options	69,167	34,584	-	34,584
Stock-based compensation	-	861,015	-	861,015
Loss for the period - *Statement 3*	-	-	(2,256,602)	(2,256,602)
Balance – December 31, 2004	17,607,510 $	12,982,743 $	(3,973,713) $	9,009,030

- See Accompanying Notes -

Sonic Environmental Solutions Inc.
(A Development Stage Company)

<u>Statement 3</u>

Consolidated Statements of Loss

Canadian Funds

	Cumulative Amounts from February 4, 2000 (inception) to December 31, 2004	For the Year Ended December 31, 2004	For the Eleven Months Ended December 31, 2003	For the Year Ended January 31, 2003
Revenue				
Operating revenue	$ 1,180,612	$ 1,093,387	$ 87,225	$ -
Operating costs				
Operating costs	864,891	780,996	83,895	-
	315,721	312,391	3,330	-
Expenses				
Advertising	207,106	127,385	54,925	22,631
Automobile	89,931	62,371	27,560	-
Amortization of property, plant and equipment	62,524	46,322	12,359	2,357
Bank charges and interest	38,202	3,452	828	33,554
Consulting fees	361,083	74,382	115,665	83,456
Due diligence	36,863	-	-	-
Insurance	142,616	118,794	18,659	5,163
Legal and accounting	426,632	217,644	112,574	21,438
Office, postage and printing	205,649	135,252	37,549	20,796
Rent	159,649	69,412	42,401	22,266
Research and development	36,863	36,863	-	-
Salaries and wages	954,006	653,663	263,095	37,248
Salaries and wages - Stock compensation (Note 10b)	1,025,655	760,524	258,663	6,468
Shareholder relations	77,665	23,718	47,630	6,317
Shareholder relations - Stock compensation (Note 10b)	172,204	100,491	71,713	-
Telephone and utilities	102,921	50,546	24,890	12,586
Trade shows	63,851	60,452	-	3,399
Transfer agent, regulatory fees	56,388	20,267	17,108	11,245
Travel and promotion	277,630	150,044	121,651	5,935
	4,497,438	2,711,582	1,227,270	294,859
Loss before the undernoted	(4,181,717)	(2,399,191)	(1,223,940)	(294,859)
Interest income	208,004	142,589	45,435	5,714
Loss for the Period	$ (3,973,713)	$ (2,256,602)	$ (1,178,505)	$ (289,145)
Loss per Share – Basic and Diluted		$ (0.14)	$ (0.12)	$ (0.07)
Weighted Average Number of Common Shares Outstanding		16,605,633	9,594,092	3,857,359

- See Accompanying Notes –

Sonic Environmental Solutions Inc.
(A Development Stage Company)

Statement 4

Consolidated Statements of Cash Flows

Canadian Funds

	Cumulative Amounts from February 4, 2000 (inception) to December 31, 2004	For the Year Ended December 31, 2004	For the Eleven Months Ended December 31, 2003	For the Year Ended January 31, 2003
Operating Activities				
Loss for the period	$ (3,973,713)	$ (2,256,602)	$ (1,178,505)	$ (289,145)
Items not affecting cash:				
Amortization of property, plant and equipment	62,524	46,322	12,359	2,357
Issuance of shares for interest expense	30,000	-	-	30,000
Stock-based compensation	1,197,859	861,015	330,376	6,468
	(2,683,330)	(1,349,265)	(835,770)	(250,320)
Adjustment for purchase of subsidiary				
Working capital (deficiency) acquired	(140,133)	-	33,311	(173,444)
	(2,823,463)	(1,349,265)	(802,459)	(423,764)
Net changes in non-cash working capital components:				
Amounts receivable	(696,278)	(545,157)	(122,346)	(28,425)
Prepaid expenses	(167,940)	(97,825)	(61,855)	(8,260)
Accounts payable	902,458	784,850	(3,664)	115,260
Accrued liabilities	39,947	(14,917)	8,993	43,871
Due to related parties	(33,375)	(46,858)	4,483	9,000
	(2,778,651)	(1,269,172)	(976,848)	(292,318)
Investing Activities				
Acquisition of subsidiary	(34,000)	-	(34,000)	-
Property, plant and equipment acquired	(2,167,844)	(1,910,889)	(167,023)	(84,977)
Patents	(97,737)	(67,443)	(7,469)	(22,825)
Deferred development costs	(809,503)	(411,646)	(213,697)	(184,160)
	(3,109,084)	(2,389,978)	(422,189)	(291,962)
Financing Activities				
Cash received for shares	12,642,938	2,341,271	7,621,667	2,215,000
Share issuance costs	(893,430)	-	(611,268)	(244,100)
	11,749,508	2,341,271	7,010,399	1,970,900
Net Increase (Decrease) in Cash and Cash Equivalents	5,861,773	(1,317,879)	5,611,362	1,386,620
Cash and cash equivalents - Beginning of period	-	7,179,652	1,568,290	181,670
Cash and Cash Equivalents – End of Period	$ 5,861,773	$ 5,861,773	$ 7,179,652	$ 1,568,290

- See Accompanying Notes –

Sonic Environmental Solutions Inc.
(A Development Stage Company)

Statement 4

Consolidated Statements of Cash Flows - *Continued*

Canadian Funds

	Cumulative Amounts from February 4, 2000 (inception) to December 31, 2004		For the Year Ended December 31, 2004		For the Eleven Months Ended December 31, 2003		For the Year Ended January 31, 2003
Supplemental Schedule of Non-Cash Transactions:							
Property, plant and equipment costs acquired on purchase of a subsidiary	$	34,065	$	-	$	34,065	$	-
Amortization of patents capitalized as deferred development costs	$	14,357	$	1,872	$	12,485	$	-
Amortization of plant one capitalized as deferred development costs	$	10,733	$	10,733	$	-	$	-
Deferred development costs acquired on purchase of a subsidiary	$	178,819	$	-	$	-	$	178,819
Accrued costs of acquisition of a subsidiary and amount due to related parties	$	33,375	$	-	$	33,375	$	-
Shares issued for interest expense	$	30,000	$	-	$	-	$	30,000
Shares issued for purchase of subsidiary	$	5,376	$	-	$	1	$	5,375
Stock-based compensation included in share capital	$	1,197,859	$	861,015	$	330,376	$	6,468

- See Accompanying Notes -

Sonic Environmental Solutions Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2004 and 2003
Canadian Funds

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1. Nature of Business

The Company was incorporated February 4, 2000 in British Columbia, Canada and commenced trading on the TSX Venture Exchange on November 29, 2000.

The Company holds patents for low frequency sonic energy generator technology and proprietary processes to remediate Polychlorinated Biphenyls ("PCB") contaminated soils.

As at the date of these financial statements, the Company has not yet developed its technology to commercial production. The ability of the Company to realize the costs it has incurred to date on this technology is dependent on the Company being able to commercialize the technology and to operate its business without infringing on the proprietary rights of third parties or having third parties circumvent the Company's rights.

---

2. Significant Accounting Policies

a) Basis of Presentation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries:

- SESI Systems Inc. ("SESI"), incorporated January 9, 2001 under the Company Act of British Columbia, Canada. The Company acquired 100% of the shares of SESI on December 12, 2002 (Note 7).

- Contech PCB Containment Technology Inc. ("Contech"), incorporated September 13, 1994 under the Company Act of British Columbia, Canada. Contech is involved in the non-proprietary business of collection, recycling and safe disposal of PCB contaminated ballasts and related waste products. The Company acquired 100% of the shares of Contech effective August 1, 2003 (Note 8).

Both acquisitions have been accounted for under the purchase method of accounting. All inter-company transactions and balances have been eliminated on consolidation. Included in these consolidated financial statements are the results of operations of all the above subsidiaries from the date of acquisition to the year-end date.

b) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, term deposits and short term highly liquid investments with the original term to maturity of three months or less, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of changes in value.

Sonic Environmental Solutions Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
Canadian Funds

---

2. Significant Accounting Policies - *Continued*

c) **Research and Development Costs**

New product development costs and existing product enhancement costs are deferred to future periods when the product or process is clearly defined, the costs can be identified, the technical feasibility has been established, management intends to market the product or process, a market exists for the product or process, and adequate resources exist to complete the project. These deferred development costs are amortized based on revenues, commencing from commercial usage, over the remaining economic life of the related product, not exceeding ten years. Research, as well as development costs that do not meet the preceding criteria are expensed in the period incurred. Research and development investment tax credits and government grants, if received, are applied against the deferred costs or expense, as applicable, in the period in which the investment tax credits and government grants are received. At each reporting date, the Company reassesses the relevant criteria for deferral and amortization and reviews the deferred development costs for impairment. No amortization expense was recorded to date, as the Company has not completed the development of the new technology.

d) **Patent Rights**

Patent rights are recorded at cost and are capitalized and amortized using the straight-line method over their legal life. Until commercial usage, amortization of the patents rights are charged to deferred development costs, as applicable.

At each reporting date, management reviews its amortization periods for reasonableness and its patent rights for impairment. These intangible assets are written down when it becomes reasonably evident that impairment has occurred due to expected future cash flows not being adequate to cover net book value. Amortization periods are adjusted when required, to ensure reasonableness.

e) **Property, Plant and Equipment and Amortization**

Property, plant and equipment are valued at cost less accumulated amortization. Property, plant and equipment are amortized over their estimated useful lives at the following rates and methods:

    Computer equipment - 30% declining balance
    Furniture and office equipment - 20% declining balance
    Leasehold improvements - straight-line over the economic life
    Vehicles – 30% declining balance
    Machinery and equipment – 20% declining balance
    Plant one – 5 years straight-line

One-half of the above rate is taken in the year of acquisition. The Company regularly reviews its property, plant and equipment to eliminate obsolete items.

f) **Share Capital**

i) The proceeds from the exercise of stock options, warrants and escrow shares are recorded as share capital in the amount for which the option, warrant or escrow share enabled the holder to purchase a share in the Company.

ii) Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

Sonic Environmental Solutions Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2004 and 2003
Canadian Funds

---

2. **Significant Accounting Policies** - *Continued*

g) **Stock-Based Compensation**

The Company adopted the recommendations of CICA Handbook Section 3870, stock-based compensation and other stock-based payments, effective to all awards granted on or after February 1, 2002. This established standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services.

As encouraged by CICA Handbook Section 3870 the Company has enacted prospectively early adoption of the fair value based method of accounting for awards issued to employees for the fiscal year beginning February 1, 2003.

The new standard requires that all stock-based awards made to employees and non-employees be measured and recognized using a fair value based method. In prior years, stock-based compensation expense was only recognized when stock-based compensation awards were made to non-employees, while pro-forma disclosure was acceptable for awards made to employees.

h) **Revenue Recognition**

Revenue is recorded once there is persuasive evidence that an arrangement exists, service is provided, the selling price is fixed and determinable, and collectibility is reasonably assured. Revenue from long-term fixed price soil remediation contracts is recognized on the percentage of completion method, based on the ratio of costs incurred to date over estimated total costs. This method is used because management considers expended costs to be the best available measure of progress on these contracts. Contract costs include all direct material and labour costs. Changes in estimates of contract price, total estimated costs or estimated losses, if any, are included in the determination of estimated cumulative revenue and expenses in the period the change is determined by management. Included in accounts receivable are unbilled amounts representing the excess of revenue recognized on long-term contracts over the amounts billed to date.

i) **Earnings (loss) per Share**

Basic earnings (loss) per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

Sonic Environmental Solutions Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
Canadian Funds

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2. **Significant Accounting Policies** - *Continued*

   j) **Future Income Taxes**

   The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net future tax asset or liability is included in income. The income tax effects of temporary differences in the time when income and expenses are recognized in accordance with Company accounting practices, and the time they are recognized for income tax purposes, are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

   k) **Management's Estimates**

   The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could differ from those estimates.

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3. **Fair Value of Financial Instruments**

   The Company's financial instruments consist of cash and cash equivalents, amounts receivable, and accounts payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

---

4. **Property, Plant and Equipment**

   Details are as follows:

	Cost		Accumulated Depreciation		Net Book Value December 31, 2004		Net Book Value December 31, 2003
Computer equipment	$	152,310	$	53,063	$	99,247	$ 34,119
Furniture and office equipment		172,745		45,712		127,033	20,422
Leasehold improvements		35,525		1,074		34,451	5,370
Vehicles		72,495		64,656		7,839	11,199
Machinery and equipment		283,871		60,243		223,628	120,317
Plant One		238,874		10,733		228,141	83,391
Plant Two		1,419,046		-		1,419,046	-
	$	2,374,866	$	235,481	$	2,139,385	$ 274,818

   Property, plant and equipment are not amortized until they are available for use.

Sonic Environmental Solutions Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2004 and 2003
Canadian Funds

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5.   Deferred Development Costs

	December 31, 2003	Expenditures	December 31, 2004
Acquisition costs			
Legal	$ 213,083	$ -	$ 213,083
Acquisition fees	11,640	-	11,640
Development costs			
Amortization of patent costs	12,485	1,872	14,357
Amortization of Plant One	-	10,733	10,733
Construction - Plant One	51,371	52,526	103,897
Consulting	66,050	-	66,050
Consulting - Plant One	16,000	145,760	161,760
Commissioning, testing, supplies	-	26,230	26,230
Engineering - Plant One	31,674	29,802	61,476
Generator	31,068	3,860	34,928
Manufactured equipment	9,100	-	9,100
Patent maintenance fees	43,024	9,258	52,282
Rent	-	26,606	26,606
Salaries and wages	72,999	104,999	177,998
Technical review	30,667	-	30,667
	$ 589,161	$ 411,646	$ 1,000,807

To date no depreciation expense has been recorded against deferred development costs as the Company has not put the technology into use at the commercial stage.

Sonic Environmental Solutions Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
Canadian Funds

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6. Patents

The Company holds patents for low frequency sonic energy generator technology and proprietary processes to remediate Polychlorinated Biphenyls ("PCB") contaminated soils.

Activities during the period are as follows:

	December 31, 2004		December 31, 2003
Balance – Beginning of period	$	**17,809**	$ 22,825
Current period costs:			
Legal		**69,315**	7,469
Less: Amortization		**(1,872)**	(12,485)
Balance – End of period	$	**85,252**	$ 17,809

Summary is as follows:

	December 31, 2004		December 31, 2003
Legal costs	$	**99,609**	$ 30,294
Less: Amortization		**(14,357)**	(12,485)
	$	**85,252**	$ 17,809

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7. Acquisition of SESI Systems Inc.

Effective December 12, 2002, the Company acquired 100% of SESI by the issuance of 2,997,135 common shares of the Company. The primary reason for the purchase of SESI was to acquire the Sonic technology and Canadian and United States patents.

SESI had a net book value of $5,375 at that date, which amount has been assigned as the purchase price. The 2,997,135 common shares have been recorded at the $5,375 as it was a related party transaction. Details of SESI's assets and liabilities on the date of acquisition are as follows:

Net assets acquired at assigned values		
Cash	$	(30)
Accounts payable		(23,371)
Deferred development costs		178,819
Due to Sonic Environmental Solutions Inc..		(150,043)
Issuance of shares as consideration for net assets acquired	$	5,375

Deferred development costs relate to SESI's costs accumulated to the date of the acquisition on the Sonic technology as well as Canadian and United States patents. These costs are the value recorded on the consolidated Company's books for the deferred development costs. At the date of acquisition, management anticipated that a budget of $769,000 was required to take the technology to the proof of concept stage.

The amount Due to SESI was related to advances by the Company to SESI for working capital.

Notes to Consolidated Financial Statements

December 31, 2004 and 2003
Canadian Funds

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8. Acquisition of Contech PCB Containment Technology Inc.

By agreement effective August 1, 2003, the Company acquired 100% of the issued and outstanding shares of Contech. The Company acquired Contech to utilize its licence for handling and disposal of the contaminated materials, facilities approved by the regulatory authorities, environmental risk insurance, knowledgeable staff and management, and its expertise in handling of hazardous waste. As consideration for Contech, the Company paid $67,375, $25,000 upon closing (paid) and 15 monthly payments of $3,000 (paid), having a present value of $42,375 using a 10% interest rate, and issued 100,000 escrow shares. A summary of the identifiable assets and liabilities of Contech as at August 1, 2003 are as follows:

Current assets	$	79,159
Property, plant and equipment		34,065
Current liabilities		(45,848)
	$	67,376

This is a related party transaction as a major Contech shareholder was also an officer of the Company. A value of $1 has been attributed to the shares issued, that being the excess of the fair book value of the identifiable assets less the cash consideration paid.

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9. Share Capital

a) Authorized: 100,000,000 common shares without par value.

b) Common shares and warrants are recorded in share capital for the gross proceeds received less any direct share issuance costs.

c) On October 31, 2003, the Company issued, by private placement, 4,000,000 units at $1.80 per unit for gross proceeds of $7,200,000. Each unit consisted of one common share and one-half share purchase warrant. Each warrant entitles the holder to purchase one additional common share at $2.10 until October 31, 2005. The Company paid a commission fee of $540,000 and incurred $71,268 of additional share issuance costs. The Company also granted to the agent 400,000 warrants exercisable at $1.80 per share on or before October 31, 2005.

d) Options

    i) The Company has established a share purchase option plan whereby the board of directors, may from time to time, grant options to directors, officers, employees or consultants. Options granted must be exercised no later than five years from date of grant or such lesser period as determined by the Company's board of directors. The exercise price of an option is not less than the closing price on the Exchange on the last trading day preceding the grant date.

Sonic Environmental Solutions Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
Canadian Funds

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9.   **Share Capital** - *Continued*

    d)   Options – *Continued*

        i)   - *Continued*

Options vest according to the length of service. Details are as follows:

Greater than six months	Less than six months
33.3% - Six months	33.3% - Twelve months
33.3% - Twelve months	33.3% - Eighteen months
33.3% - Eighteen months	33.3% - Twenty-four months

Investor relations shares vest at 25% each, at three, six, nine and twelve months after the date of grant.

        ii)   A summary of the Company's options at December 31, 2004 and the changes for the period are as follows:

Exercise Price	Outstanding December 31, 2003	Granted	Exercised	Expired or Cancelled	Outstanding December 31, 2004	Expiry date
$0.20	300,000	-	-	-	300,000	November 29, 2005
$0.50	561,667	-	(69,167)	-	492,500	December 12, 2007
$1.10	350,000	-	-	-	350,000	February 3, 2008
$1.45	150,000	-	-	-	150,000	April 8, 2005
$1.61	-	25,000	-	-	25,000	May 17, 2009
$1.70	400,000	-	-	-	400,000	September 22, 2008
$2.30	-	50,000	-	-	50,000	January 16, 2009
$2.40	-	250,000	-	-	250,000	June 8, 2009
$2.50	290,000	-	-	(255,000)	35,000	November 10, 2008
$2.75	-	140,000	-	-	140,000	October 8, 2009
$2.95	-	200,000	-	-	200,000	July 16, 2009
$3.15	-	305,000	-	(75,000)	230,000	July 6, 2009
	2,051,667	970,000	(69,167)	(330,000)	2,622,500	
Weighted average exercise price	$1.14	$2.77	$0.50	$2.64	$1.57	

	Number of Options	Weighted Average Exercise Price	Expiry
Vested at December 31, 2004	1,637,495	$1.57	November 29, 2005 to October 8, 2009

Sonic Environmental Solutions Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2004 and 2003
Canadian Funds

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9. **Share Capital** - *Continued*

   e) Warrants

   Details are as follows:

Exercise Price	Outstanding December 31, 2003	Granted	Exercised	Expired or Cancelled	Outstanding December 31, 2004	Expiry date
$0.50	226,500	-	(226,500)	-	-	June 12, 2004
$1.00	1,880,000	-	(1,880,000)	-	-	June 12, 2004
$1.80	400,000	-	(148,465)	-	251,535	October 31, 2005
$2.10	2,000,000	-	(22,000)	-	1,978,000	October 31, 2005
	4,506,500	-	(2,276,965)	-	2,229,535	
Weighted average exercise price	$1.53	$ -	$1.01	$ -	$2.06	

   f) Escrow Shares

   As at December 31, 2004, there were 3,542,407 common shares held in escrow. Escrow shares have the same voting rights and rights to receive income distributions as regular shares of the Company. However, in general terms, escrow shares cannot be sold, transferred, assigned, mortgaged or be a subject to a derivative transaction. Details are as follows:

   i) There were 1,650,910 shares placed in escrow, 10% of these shares were released following the completion of the acquisition of SESI, and 15% every six months after that. The last release from escrow is expected on December 16, 2005. To date 1,155,638 shares have been released from escrow, leaving 495,272 in escrow at December 31, 2004.

   ii) An additional 2,997,135 shares were issued for the acquisition of SESI in 2002 and are held in escrow to be released every six months to 2008. Their release is also subject to a pooling agreement that allows shares to be released based upon revenues of a minimum of $500,000. All shares will be released when an accumulation of $3,000,000 in revenues have been attained within five years of the acquisition of SESI. The business purpose of the pooling agreement is to bind the parties involved in the pooling to the common goal of attaining revenue targets. No shares were released from escrow as at December 31, 2004.

   iii) There were also 100,000 of escrow shares issued for the acquisition of Contech. 25,000 shares are to be released every six months from the closing date, with the last release by September 2005. During the year, 50,000 shares were released from escrow leaving 50,000 in escrow at December 31, 2004.

Sonic Environmental Solutions Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2004 and 2003
Canadian Funds

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10. Stock Based Compensation

a) For the newly granted options, compensation expense is based on the fair value of the options at the grant date. For any options that have alteration in their conditions, compensation expense is based on the fair value of the options on the alteration date less the fair value of the original options based on the shorter of the remaining expanded life of the old option or the expected life of the modified option.

b) Effective February 1, 2003, the Company recognizes compensation expense on stock options granted to both employees and non-employees using the fair value method, which the Company records as an expense. The stock option compensation expense is calculated using the Black-Scholes Option Pricing Model with the following assumptions from the date of grant:

Risk-free interest rate	3.84%
Expected dividend yield	-
Expected stock price volatility	66%
Expected option life in years	5

Current period stock-based compensation amounted to $861,015 (December 31, 2003 - $330,376). Out of this amount, $100,491 (December 31, 2003 - $71,713) is included in the shareholder relations expense, and $760,524 (December 31, 2003 - $258,663) is included in salaries and wages expense, with the offsetting entry to share capital.

c) Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock. Changes in these assumptions can materially affect the fair value estimated, and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants.

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11. Related Party Transactions

Except as noted elsewhere in these financial statements, related party transactions are as follows:

a) Deferred development costs include salaries of $104,999 (December 31, 2003 - $72,999; January 31, 2003 - $nil) that were paid to a director and officer.

b) As at December 31, 2004, $nil (December 31, 2003 - $46,858; January 31, 2003 - $9,000) was owing to directors, officers, and related entities. These amounts are non-interest bearing, and have no specific terms of repayment and were incurred in the normal course of operations.

c) During the current period, salaries of $353,996 (December 31, 2003 - $207,163; January 31, 2003 - $24,000) were paid or accrued to directors, officers, and a company controlled by a director and $nil (December 31, 2003 – $9,000; January 31, 2003 - $51,000) for consulting services.

Sonic Environmental Solutions Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2004 and 2003
Canadian Funds

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12. Income Taxes

The Company and its subsidiaries have incurred non-capital losses for tax purposes of approximately $3,200,000, which may be carried forward and used to reduce taxable income of future years. These losses expire as follows:

		Amount
2009	$	606,000
2010		1,112,000
2014		1,482,000
	$	3,200,000

The potential future tax benefits of these losses have not been recognized in these consolidated financial statements due to uncertainty of their realization.

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13. Comparative Figures

Certain of the comparative figures have been reclassified to conform with the current period's presentation.

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14. Commitments

a) The Company has vehicle and photocopier operating lease agreements. The leases expire between December 2006 and January 2008. The Company has entered into a lease for its offices commencing on January 1, 2005 for a term of sixty months. The future lease obligations are as follows:

		Amount
2005	$	152,222
2006	$	152,222
2007	$	128,082
2008	$	121,096
2009	$	120,684

b) During the prior period, the Company entered into a Cost-Sharing and Collaboration Agreement (the "agreement") with Canmet Energy Technology Centre ("Canmet"), a division of Natural Resources Canada ("NRCan"). Earlier work by Canmet using Sonic's low frequency sonic generator technology has suggested accelerated conditioning, pacification and carbonation of Circulating Fluidized Bed Combustion ashes. Canmet has developed and patented this process (primarily for coal fired power plants), which it believes can be enhanced by the use of Sonic's Platform Technology and will work with the Company to achieve commercial success. The Company committed to pay $27,800 ($27,316 paid) towards completion of phase 1 of the evaluation process, which was completed in the first half of the current fiscal year.

NRCan also granted the Company an option to execute an exclusive royalty bearing licence agreement. The option can be exercised by March 31, 2005. To exercise its option, the Company must pay a minimum advance royalty in the amount of $10,000, and $20,000 annually thereafter.

Sonic Environmental Solutions Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2004 and 2003
Canadian Funds

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15. **Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP")**

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission.

a) Under Canadian GAAP, research costs are expensed when incurred, and product or process development costs are deferred to future periods when specific conditions for deferral are met. Under United States GAAP, research and development costs are expensed when incurred.

b) Under Canadian GAAP, the value of 2,997,135 shares issued by the Company to acquire SESI on December 12, 2002 (Note 7) was based on the net book value of SESI, being $5,375, as it was a related party transaction for Canadian GAAP purposes. Under United States GAAP, the consideration for the purchase of SESI is recorded at the fair value of the common shares issued by the Company, being $273,205. Even though the number of shares issued are 2,997,135, due to the escrow and pooling arrangements, the fair value of shares issued has been determined by taking the value of the shares ($0.44CDN) on the date of the agreement multiplied by the number of shares guaranteed to be released (1,000,000 shares) at the end of 5 years from the date of the effective date of the transaction. The consideration has also been discounted using a 10% interest rate for the 1,000,000 shares to take into account the time value of the consideration. For the other 1,997,135 shares they are contingent consideration and will be recorded, as under FAS 141 (28), when the contingency is resolved and distributable. Any consideration calculated for US GAAP that is in excess of consideration calculated under Canadian GAAP, has been treated as development costs.

c) Under Canadian GAAP, the acquisition of Contech on August 1, 2003 was recorded based on the discounted value of cash consideration ($67,375) plus the value of 100,000 shares issued, being $1 (Note 8) as it was a related party transaction for Canadian GAAP purposes. The value of shares was based on the excess of the fair value of the net identifiable assets less cash consideration paid. Under United States GAAP, the purchase of Contech is recorded at the discounted value of cash consideration paid ($67,375) plus the fair value of shares issued by the Company, being $137,867. The fair value of shares issued by the Company has been determined by taking the value of the shares ($1.55CDN) on the date of the agreement multiplied by the number of shares to be released over time, and discounted using a 10% interest rate, to take into account the time value of the consideration. Any consideration calculated for US GAAP that is in excess of consideration calculated under Canadian GAAP, has been treated as development costs.

Sonic Environmental Solutions Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
Canadian Funds

---

15. Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") *- continued*

d) The impact of the above differences between Canadian and United States GAAP on loss for the period is as follows:

	Cumulative Amounts from February 4, 2000 (inception) to December 31, 2004	For the Year Ended December 31, 2004	For the Eleven Months Ended December 31, 2003	For the Year Ended January 31, 2003
Loss for the period as reported	$ (3,973,713)	$ (2,256,602)	$ (1,178,505)	$ (289,145)
Write-off of deferred development costs				
- as reported	(1,000,807)	(411,646)	(226,182)	(362,979)
- incurred on acquisition of SESI *(Note 15b)*	(267,830)	-	-	(267,830)
- incurred on acquisition of Contech *(Note 15c)*	(137,866)	-	(137,866)	-
Loss for the period in accordance with United States GAAP	$ (5,380,216)	$ (2,668,248)	$ (1,542,553)	$ (919,954)
Basic and diluted loss per share in accordance with United States GAAP		$ (0.16)	$ (0.16)	$ (0.24)

Sonic Environmental Solutions Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements
December 31, 2004 and 2003
Canadian Funds

---

15. Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") – *Continued*

e) The impact of the above differences between Canadian and United States GAAP on the statement of changes in shareholders' equity, as reported, is as follows:

| | Common Shares | | | Comprehensive | |
	Number	Amount	Deficit	Income	Total
Shareholders' equity in accordance with Canadian GAAP at January 31, 2003	10,638,045	$ 2,439,681	$ (538,606)	$ -	$ 1,901,075
Acquisition of SESI *(Note 15b)*	-	267,830	-	-	267,830
Write-off of deferred development costs					
- as reported	-	-	(362,979)	-	(362,979)
- incurred on acquisition of SESI *(Note 15b)*	-	-	(267,830)	-	(267,830)
Shareholders' equity in accordance with United States GAAP at January 31, 2003	10,638,045	$ 2,707,511	$ (1,169,415)	$ -	$ 1,538,096
Shareholders' equity in accordance with Canadian GAAP at December 31, 2003	15,261,378	$ 9,780,457	$ (1,717,111)	$ -	$ 8,063,346
Acquisition of SESI *(Note 15b)*	-	267,830	-	-	267,830
Acquisition of Contech *(Note 15c)*	-	137,866	-	-	137,866
Write-off of deferred development costs					
- as reported	-	-	(589,161)	-	(589,161)
- incurred on acquisition of SESI *(Note 15b)*	-	-	(267,830)	-	(267,830)
- incurred on acquisition of Contech *(Note 15c)*	-	-	(137,866)	-	(137,866)
Shareholders' equity in accordance with United States GAAP at December 31, 2003	15,261,378	$ 10,186,153	$ (2,711,968)	$ -	$ 7,474,185
Shareholders' equity in accordance with Canadian GAAP at December 31, 2004	17,607,510	$ 12,982,743	$ (3,973,713)	$ -	$ 9,009,030
Acquisition of SESI *(Note 15b)*	-	267,830	-	-	267,830
Acquisition of Contech *(Note 15c)*	-	137,866	-	-	137,866
Write-off of deferred development costs					
- as reported	-	-	(1,000,807)	-	(1,000,807)
- incurred on acquisition of SESI *(Note 15b)*	-	-	(267,830)	-	(267,830)
- incurred on acquisition of Contech *(Note 15c)*	-	-	(137,866)	-	(137,866)
Shareholders' equity in accordance with United States GAAP at December 31, 2004	17,607,510	$ 13,388,439	$ (5,380,216)	$ -	$ 8,008,223

Sonic Environmental Solutions Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2004 and 2003
Canadian Funds

---

15. Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - *Continued*

   f) **Recent Accounting Pronouncements**

In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This statement applies to all entities. It applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which addresses accounting for restructuring and similar costs. SFAS No. 146 supersedes previous accounting guidance, principally Emerging Issues Task Force Issue No. 94-3. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. SFAS No. 146 also establishes that the liability should initially be measured and recorded at fair value. Accordingly, SFAS No. 146 may affect the timing of recognizing future restructuring costs as well as the amount recognized. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002.

In November 2002, the FASB issued FASB interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 requires that a liability be recorded in the guarantor's balance sheet upon issuance of certain guarantees. FIN 45 also requires disclosure about certain guarantees that an entity has issued. The disclosure requirements of FIN 45 were effective for fiscal years ending after December 15, 2002.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -Transition and Disclosure – an amendment of FASB Statement No. 123" (FAS 148). The statement amends SFAS 123, "Accounting for Stock-Based Compensation" (FAS 123) to provide alternative methods of voluntary transition to the fair value based method of accounting for stock-based employee compensation. FAS 148 also amends the disclosure requirement of FAS 123 to require disclosure of the method used to account for stock-based employee compensation and the effect of the method on reported results in both annual and interim financial statements. The company adopted the voluntary transition effective February 1, 2003.

Sonic Environmental Solutions Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2004 and 2003
Canadian Funds

---

15. Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - *Continued*

    f)   **Recent Accounting Pronouncements** - *Continued*

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN 46 must be applied for the first interim or annual period beginning after June 15, 2003. However, in December 2003, the FASB published a revision to FIN 46 to clarify some of the provisions of FIN 46, and to exempt certain entities from its requirements. Under the new guidance, there are new effective dates for companies that have interests in structures that are commonly referred to as special-purpose entities. The rules are effective in financial statements for periods ending after March 15, 2004. The adoption did not have any impact on the Company's financial statements.

On April 30, 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. The new guidance amends SFAS No. 133 for decisions made as part of the Derivatives Implementation Group ("DIG") process that effectively required amendments to SFAS No. 133, and decisions made in connection with other FASB projects dealing with financial instruments and in connection with implementation issues raised in relation to the application of the definition of a derivative and characteristics of a derivative that contains financing components. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The Company adopted SFAS 149, as required, on July 1, 2003, with no material impact on its financial statements.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003 and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company adopted SFAS 150, as required, on July 1, 2003, with no material impact on its financial statements.

Sonic Environmental Solutions Inc.
(A Development Stage Company)

Notes to Consolidated Financial Statements

December 31, 2004 and 2003
Canadian Funds

---

15. Differences Between United States and Canadian Generally Accepted Accounting Principles ("GAAP") - *Continued*

    f)   **Recent Accounting Pronouncements** - *Continued*

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (SFAS) No. 123R, "Share Based Payment". SFAS 123R is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation", and supersedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and its related implementation guidance. SFAS 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity's equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R does not change the accounting guidance for share-based payment transactions with parties other than employees provided in SFAS 123 as originally issued and Emerging Issues Task Force Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services". SFAS 123R does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans". SFAS 123R requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award (with limited exceptions). That cost will be recognized over the period during which an employee is required to provide service in exchange for the award – the requisite service period (usually the vesting period). SFAS 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. The scope of SFAS 123R includes a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. Public entities (other than those filing as small business issuers) will be required to apply SFAS 123R as of the first interim or annual reporting period that begins after June 15, 2005. Public entities that file as small business issuers will be required to apply SFAS 123R in the first interim or annual reporting period that begins after December 15, 2005. For nonpublic entities, SFAS 123R must be applied as of the beginning of the first annual reporting period beginning after December 15, 2005. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.

In December 2004, FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29". The guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions", is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company's results of operations or financial position.



Management & Board of Directors



Adam R. Sumel - Chief Executive Officer, President, Director & Co-Founder
Mr. Sumel was formerly a partner in Canwest Leasing Inc., an independent sales and leasing company. Over the years, he has consistently demonstrated highly effective communication, team building and organizational skills. Mr. Sumel has been the driving force behind the creation and development of Sonic. He has 21 years of experience in all aspects of business: sales, service, financing and management. Mr. Sumel has achieved many awards over the years and has built and maintained long-term strategic relationships with many prominent members of the business community. Mr. Sumel's leadership, drive and enthusiasm are key to Sonic achieving its operational goals.



James Hill, B.Sc., M.B.A., Ph.D., P. Eng., - Executive Vice President
Dr. Hill has over 20 years of experience in technology commercialization. He was formerly President and Chief Operating Officer of B.C. Research Inc. at UBC and was instrumental in helping Sonic recognize the technical and commercial significance of the technology. Following the privatization of B.C. Research in 1993, Dr. Hill helped transform it into a vibrant contract research and technology incubator. Dr. Hill is a professional engineer and received a B.Sc. (Mechanical Engineering, First Class Honours) from the University of Durham, England, and a Ph.D. in the Aerodynamics of Turbomachinery from the University of Newcastle Upon Tyne, England in 1971. In 1989, Dr. Hill received a MBA from Simon Fraser University where he specialized in strategic management and public policy.



Roderick O. McElroy, B.Sc., M.Sc., Ph.D., - Chief Technology Officer & Director
Dr. McElroy is a process technology specialist with over 30 years of experience ranging from laboratory and pilot-scale test work (BC Research, 1970 – 1988) through to industrial scale feasibility assessment, design and plant operations (Fluor Daniel Wright Ltd., 1988 – 2002). Dr. McElroy's key technology areas at Sonic include test work, design for successful commercialization, project execution, critical evaluation of technology opportunities and the sourcing of cost-effective engineering and other technical services. Dr. McElroy received his B.Sc. (Chemistry, Honours) from the University of Alberta (1965), M.Sc. (Materials Science) from McMaster University (1967), and his PhD (Hydrometallurgy) from the University of British Columbia (1972).



Paul Austin - Vice President, Marketing
Mr. Austin has over 20 years of international sales, marketing and business development experience helping companies open new markets and selling complex projects and systems. Mr. Austin began his career with the Canadian subsidiary of Mitsubishi and at Hughes Aircraft of Canada. He marketed and sold multi-million dollar systems to national governments in Europe and Asia Pacific. As the Director of Business Development for MDSI Mobile Data Solutions, Mr. Austin established new channel partner alliances with complimentary solution vendors and systems integrators in the Americas and Europe. Paul has a B.A. in Economics from Queen's University and attended the Hughes Executive Marketing program at UCLA.



Edward Farrauto, C.G.A., - Chief Financial Officer
Mr. Farrauto has over 17 years of experience as a senior financial officer at private and public companies. His experience encompasses financial and regulatory compliance. Mr. Farrauto has been directly responsible for overseeing private placement financings, prospectus filings, reverse takeovers, and merger and acquisition transactions. He has experience with US Filings, including the 20F, SEC clearance and reporting issues.

Wes Young, B.A.Sc., P.Eng., - Vice President, Engineering, Construction & Operations

Mr. Young has more than 30 years of experience in the design, development and operation of process plants and associated facilities. He has worked for some of the leading consulting engineering companies, including Fluor Daniel Wright Ltd. Mr. Young is a registered professional engineer in both British Columbia and Alberta and is recognized for his ability to design and construct reliable and cost-effective process plants. He has experience in the metallurgical, mining, chemical and environmental process fields. Mr. Young received his B.A.Sc. (1975) in Metallurgy and Materials Science from the University of Toronto and a Certificate in Management from the Canadian Institute of Management in 1988.



Matt Wilson - Vice President, Business Development

Mr. Wilson has over 30 years of experience in the environmental industry. He has founded and developed four companies, including one of the largest asbestos removal companies in Canada. Throughout his career, Mr. Wilson has been researching effective, non-incineration technologies for the treatment of PCB waste. He has earned a strong reputation within the small and tight knit community of active companies involved in the handling and treatment of PCB waste in Canada. Mr. Wilson has extensive experience in researching and developing new companies that have commercially viable technologies. He was previously involved in a business development capacity with Quantum Environmental, Western Canada's largest environmental company.



David E. Coe - Chairman of the Board

Mr. Coe was CEO of Dairyland for sixteen years from 1986 to 2001. From 1981 until he became CEO, Mr. Coe was Operations Manager and then COO. Mr. Coe helped grow Dairyland from a regional organization into a national company with plants from coast to coast, its own national brands, over 3,400 employees and sales that grew from $180 Million to $1.7 billion. Throughout his career, Mr. Coe has served on a number of industry, company & cultural boards and clubs, as well as being a board member and President of the Terminal City Club in Vancouver. He has also served an unprecedented two terms as the Chairman of Canada's National Dairy Council. In 1998 he was listed by the Financial Post as one of the top 200 CEOs in Canada and one of the top 20 executives in BC.



Douglas B. Forster, B.Sc., M.Sc., P.Geo., - Director & Co-Founder

Mr. Forster is the President of Quarry Capital Corporation, a Vancouver-based company involved in venture capital and small cap equity financing in the industrial, technology and resource sectors. He is also a Director of Radiant Communications Corp. and TLC Ventures Corp. For the past 19 years, Mr. Forster has been involved in the founding, managing and financing of 10 publicly traded companies that have been listed on the TSX Venture Exchange, Toronto Stock Exchange or NASDAQ. During his career, he has also been involved in the mineral exploration and mine development industry. Mr. Forster has a B.Sc. (Geology, 1981) and a M.Sc. (Economic Geology, 1984) from the University of BC. He is a registered member of the Association of Professional Engineers and Geoscientists of BC.



Richard Ilich - Director, Secretary & Co-Founder

Mr. Ilich is the President of the Townline Group of Companies in Richmond, BC which, since 1983, has been actively involved in all facets of land development through construction, financing and marketing in the residential and commercial real estate markets of Greater Vancouver. Over the years, Townline and Mr. Ilich have been recognized for many achievements, including several prestigious awards. Mr. Ilich is a highly experienced and respected member of the construction and land development community in North America. He is a member of the City of Richmond's Technical Building Committee for the 2010 Olympics. In the past, he has also been involved with the City of Richmond Design Panel, as well as numerous other development and home builder's associations.





Technical Advisory Board

The TAB consists of professional chemists, physicists, engineers, metallurgists and academics with extensive knowledge and hands-on commercial and industrial experience. TAB meetings are held regularly and correspondence with Management is often.

Professor Timothy J. Mason, Ph.D., D.Sc., is among the most published and quoted experts on the subject of sonochemistry. As Director of the Sonochemistry Centre at Coventry University, his interest lies in applications of power ultrasound technologies. He has published some 200 papers and 15 books on sonochemistry. He is the President of the European Society of Sonochemistry, the chairman of the UK Sonochemistry Group (from 1990) and the Editor-in-Chief of the journal *Ultrasonics Sonochemistry* and the *Advances in Sonochemistry* series. He serves on several scientific boards including the World Congress on Ultrasonics and the International Society for Therapeutic Ultrasound. Prof. Mason graduated with a Ph.D. in Physical Organic Chemistry from Southampton University, UK (1970). He was a NATO Fellow at Amherst College, Mass. USA (1970 - 72), Research Fellow, York University, UK (1972 - 73), and Temporary Lecturer in Organic Chemistry, Bradford University, UK (1973 - 74). From 1975 to present, he has taught at Coventry University. Prof. Mason was awarded a D.Sc. from Southampton University, UK, in 1996 and holds an Honorary Chair at Chongqing Medical University, P R China.

Donald Nyberg, B.A.Sc, M.A.Sc., Ph.D., P. Eng., is a Research Director and Senior Project Manager with Arc Sonics. Dr. Nyberg was directly involved in the original development of the Sonic Generator. He has detailed knowledge of the issues and corresponding solutions that have been encountered while developing the technology. He also has extensive experience in research management and new product and process development in a diverse range of industries, from aerospace to natural resources. Dr. Nyberg graduated from the University of British Columbia with a B.A. Sc. (Engineering Physics, 1957) and an M.A. Sc. (Solid State Physics, 1960). He graduated with a Ph.D. in Solid State Physics in 1967 from Simon Fraser University.

Jim McKinley, B.Sc., Ph.D., is the Director of the Process and Analysis Division at Vizon SciTec, formerly BC Research, where he manages both the business and technical aspects of the division. He is currently working closely with private sector companies in laboratory and pilot scale development, optimization and commercialization of industrial chemistry and biological processes. Prior to joining BC Research in 1986, Dr. McKinley spent 7 years with Environment Canada (Head, Organic Analytical Section, Water Quality Branch) and 7 years with the BC Ministry of the Environment (Senior Coordinator, Organic Chemistry Section Environmental Laboratory). Dr. McKinley received his Ph.D. in Chemistry from the University of British Columbia.

Paul Tinari, M.Ed., Ph.D., P. Eng., earned a B.Sc. in Engineering Physics from Queen's University (1981) followed by a M.Sc. in Solar Engineering and Fluid Dynamics (1984). Dr. Tinari also studied at the von Karman Institute for Fluid Dynamics in Belgium where he was awarded a Ph.D. in Environmental and Applied Fluid Dynamics (1989). Dr. Tinari is also a specialist in Adult Education, having earned a M.Sc. in Education from the Ontario Institute for Studies in Education.   He was a finalist in the Canadian Astronaut selection process and he is an award-winning designer of highly innovative, energy-efficient housing.

Klaus H. Oehr, B.Sc., M.A.Sc, is the President of his own consulting company, Hazelmere Research Ltd. He has over 30 years of experience and has managed 104 patents issued and pending related to eight inventions including ultrasonic devices for a NASDAQ-listed company. He is the inventor/co-inventor of over 20 products or processes and has won many achievement awards. Mr. Oehr is also the co-inventor of an electrochemical/ultrasonic technology that received the Financial Post's 1996 Environmental Gold Award and co-developer of a cyanide waste treatment technology that won the first Chemical Institute of Canada's Environmental Improvement Award. He recently licensed his invention for capturing mercury in-flight in coal-fired electrical power plants. Mr. Oehr received his B.Sc. (Applied Chemistry, 1971) and his M.Sc. (Electrochemical Engineering) from the University of Waterloo (1974).

Lorrie Hunt was a senior technologist and project manager for the Energy and Environmental Services Group at BC Research. He carried out many environmental sampling programs throughout his 31-year tenure and continues to bring this expertise to the Company. He has also managed numerous permit compliance monitoring programs, contaminated site investigations and contaminated site risk management projects. Mr. Hunt was also involved in product and process development projects, including the use of low frequency sonication to enhance chemical reactions and the use of ozone in chemical processes. Mr. Hunt received a Diploma of Technology (Honours) in Pollution Treatment from BCIT.

Corporate Contact Information

 **Sonic Environmental Solutions Inc.**

Corporate Office

#2100 -1066 W. Hastings St.
Vancouver, B.C. V6E 3X2
CANADA
(T) +1 604 736 2552
(F) +1 604 736 2558
(E) info@sesi.ca

Adam R. Sumel
President & CEO
(E) asumel@sesi.ca
Laura Byspalko
Public Relations
(E) lbyspalko@sesi.ca

www.SonicEnvironmental.com

Transfer Agent
Pacific Corporate Trust Corporation
10th Floor, 625 Howe St.
Vancouver, B.C. V6C 3B8

Legal Counsel
Lang Michener
#1500-1055 W. Georgia St.
Vancouver, B.C. V6E 4N7

Auditor
Staley, Okada & Partners
3rd Floor, 10190 152A St.
Surrey, B.C. V3R 1J7

Research Facility
B.C. Research Complex
University of British Columbia
Vancouver, B.C.

Investor Relations
Cavalcanti Hume Funfer Inc. (CHF)
D'Arcy Funfer, Chairman & COO
(E) darcy@chfir.com
www.chfir.com

Demonstration Facility
Richmond, B.C.

NOTICE OF ANNUAL MEETING

Shareholders are invited to attend Sonic's Annual General Meeting to be held Wednesday, June 1st, 2005 at 1 pm at:

Terminal City Club Inc
837 Hastings Street West,
Vancouver, BC V6C 1B6

SHARE LISTING

Sonic is a public company with shares trading on the TSX Venture Exchange under the symbol "SNV".

A copy of Sonic's 2004 Annual Report may be obtained, without charge, upon request directed to the Public Relations Department at our Corporate Office.



 **Sonic**
Environmental
Solutions Inc.



(TSX Venture Exchange: SNV)
#2100 - 1066 W Hastings St.
Vancouver, BC V6E 3X2
Tel: (604) 736 2552
Fax: (604) 736 2558
info@sesi.ca
www.SonicEnvironmental.com